Exhibit 1

SCORPIO TANKERS INC. (NYSE: STNG)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our unaudited condensed consolidated financial statements, accompanying notes thereto and other financial information, appearing elsewhere in this report. The unaudited condensed consolidated financial statements as of March 31, 2014 and for the three months ended March 31, 2014 and 2013 have been prepared in accordance with International Accounting Standards IAS 34 Interim Financial Reporting, or IAS 34. The unaudited condensed consolidated financial statements are presented in U.S. Dollars unless otherwise indicated. Any amounts converted from another non-U.S. currency to U.S. Dollars in this filing are at the rate applicable at the relevant date or the average rate during the applicable period or to the extent it relates to the balance sheet at the balance sheet date.

As used herein, “we,” “us,” “our” and “the Company” all refer to Scorpio Tankers Inc. and its subsidiaries. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three months ended March 31, 2014 and March 31, 2013

General

We are a provider of marine transportation of petroleum products worldwide. We currently own and operate 20 tankers (one Handymax, 16 MR, two LR1, and one post-Panamax) that have a weighted average age of 2.8 years as of the date of this report, time charter-in and operate 28 tankers (eight LR2, six LR1, six MR and eight Handymax tankers) and have 54 newbuilding product tankers under construction. We also own 25.7% of Dorian LPG Ltd (“Dorian”). Dorian is a liquefied petroleum gas shipping company that owns three Very Large Gas Carriers (“VLGCs”) and one pressurized gas carrier and has 19 VLGCs under construction.

Since June 2011, we have entered into contracts with Hyundai Mipo Dockyard Co. Ltd. of South Korea, or HMD, SPP Shipbuilding Co., Ltd. of South Korea, or SPP, Hyundai Samho Heavy Industries Co., Ltd. of South Korea, or HSHI, and Daewoo Shipbuilding and Marine Engineering Co., Ltd. of South Korea, or DSME, for the construction of 88 tankers, which include 11 VLGCs under construction that were sold to Dorian in 2013 and seven Very Large Crude Carriers (“VLCCs”) under construction that were sold in March 2014. As a result of the sale of the VLCCs, we received net proceeds of $141.7 million in cash and recorded a gain of $51.4 million. We refer to our vessels under construction as our Newbuilding Program as of the date of this report.

The first 16 of these newbuilding vessels have been delivered as of the date of this report, 41 newbuilding product tankers are scheduled for delivery in 2014 and the remaining 13 in the first and second quarters of 2015. The remaining 54 vessels under construction have an aggregate purchase price of $2,000.4 million. As of the date of this report, we have paid $566.8 million of installment payments and have also issued $59.1 million in common stock as partial consideration of these vessels.

The following table presents summary information concerning our Operating Fleet as of the date of this report:

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
	Owned vessels
1	STI Highlander	2007	37,145	1A	SHTP (1)	Handymax
2	STI Amber	2012	52,000	—	SMRP (4)	MR
3	STI Topaz	2012	52,000	—	SMRP (4)	MR
4	STI Ruby	2012	52,000	—	SMRP (4)	MR
5	STI Garnet	2012	52,000	—	SMRP (4)	MR
6	STI Onyx	2012	52,000	—	SMRP (4)	MR
7	STI Sapphire	2013	52,000	—	SMRP (4)	MR
8	STI Emerald	2013	52,000	—	SMRP (4)	MR
9	STI Beryl	2013	52,000	—	SMRP (4)	MR
10	STI Le Rocher	2013	52,000	—	SMRP (4)	MR
11	STI Larvotto	2013	52,000	—	SMRP (4)	MR
12	STI Fontvieille	2013	52,000	—	SMRP (4)	MR
13	STI Ville	2013	52,000	—	SMRP (4)	MR
14	STI Duchessa	2014	52,000	—	SMRP (4)	MR
15	STI Opera	2014	52,000	—	Spot (5)	MR
16	STI Texas City	2014	52,000	—	Time Charter (6)	MR
17	STI Meraux	2014	52,000		Time Charter (7)	MR
18	STI Harmony	2007	73,919	1A	SPTP (2)	LR1
19	STI Heritage	2008	73,919	1A	SPTP (2)	LR1
20	Venice	2001	81,408	1C	Spot	Post-Panamax

	Total owned DWT		1,098,391

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Daily Base Rate	Expiry (8)
	Time chartered-in vessels
21	Kraslava	2007	37,258	1B	SHTP (1)	Handymax	$12,800	18-May-15
22	Krisjanis Valdemars	2007	37,266	1B	SHTP (1)	Handymax	$13,650	14-Apr-15 (9)
23	Jinan	2003	37,285	—	SHTP (1)	Handymax	$12,600	28-Apr-15
24	Iver Progress	2007	37,412	—	SHTP (1)	Handymax	$12,500	03-Mar-15 (10)
25	Iver Prosperity	2007	37,455	—	SHTP (1)	Handymax	$12,500	20-Oct-14 (11)
26	Histria Azure	2007	40,394	—	SHTP (1)	Handymax	$13,550	04-Apr-15 (12)
27	Histria Coral	2006	40,426	—	SHTP (1)	Handymax	$12,800	17-Jul-14 (13)
28	Histria Perla	2005	40,471	—	SHTP (1)	Handymax	$12,800	15-Jul-14 (13)
29	STX Ace 6	2007	46,161	—	SMRP (4)	MR	$14,150	17-May-14 (14)
30	Targale	2007	49,999	—	SMRP (4)	MR	$14,500	17-May-15 (15)
31	Gan-Triumph	2010	49,999	—	SMRP (4)	MR	$14,150	20-May-14
32	Nave Orion	2013	49,999	—	SMRP (4)	MR	$14,300	25-Mar-15 (16)
33	Gan-Trust	2013	51,561	—	SMRP (4)	MR	$16,250	06-Jan-16 (17)
34	Usma	2007	52,684	1B	SMRP (4)	MR	$14,500	03-Jan-15
35	SN Federica	2003	72,344	—	SPTP (2)	LR1	$11,250	15-May-15 (18)
36	SN Azzura	2003	72,344	—	SPTP (2)	LR1	$13,600	25-Dec-14
37	King Douglas	2008	73,666	—	SPTP (2)	LR1	$14,000	08-Aug-14 (19)
38	Hellespont Promise	2007	73,669	—	SPTP (2)	LR1	$14,250	14-Aug-14
39	Hellespont Progress	2006	73,728	—	SPTP (2)	LR1	$15,000	18-Mar-15 (20)
40	FPMC P Eagle	2009	73,800	—	SPTP (2)	LR1	$14,525	09-Sep-15
41	FPMC P Hero	2011	99,995	—	SLR2P (3)	LR2	$15,000	02-Nov-14 (21)
42	FPMC P Ideal	2012	99,993	—	SLR2P (3)	LR2	$15,250	09-Jul-14 (22)
43	Swarna Jayanti	2010	104,895		SLR2P (3)	LR2	$15,000	11-Mar-15 (23)
44	Densa Alligator	2013	105,708	—	SLR2P (3)	LR2	$16,500	17-Sep-14 (24)
45	Khawr Aladid	2006	106,003	—	SLR2P (3)	LR2	$15,400	11-Jul-15
46	Fair Seas	2008	115,406	—	SLR2P (3)	LR2	$16,500	21-Aug-14
47	Southport	2008	115,462		SLR2P (3)	LR2	$15,700	10-Dec-14
48	Four Sky	2010	115,708	—	SLR2P (3)	LR2	$16,250	02-Sep-14

	Total time chartered-in DWT		1,911,091

Newbuildings currently under construction

	Vessel Name	Yard	DWT	Ice class	Vessel type
	Product tankers

49	Hull 2451	HMD (25)	38,000	1A	Handymax
50	Hull 2452	HMD (25)	38,000	1A	Handymax
51	Hull 2453	HMD (25)	38,000	1A	Handymax
52	Hull 2454	HMD (25)	38,000	1A	Handymax
53	Hull 2462	HMD (25)	38,000	1A	Handymax
54	Hull 2463	HMD (25)	38,000	1A	Handymax
55	Hull 2464	HMD (25)	38,000	1A	Handymax
56	Hull 2465	HMD (25)	38,000	1A	Handymax
57	Hull 2476	HMD (25)	38,000	1A	Handymax
58	Hull 2477	HMD (25)	38,000	1A	Handymax
59	Hull 2478	HMD (25)	38,000	1A	Handymax
60	Hull 2479	HMD (25)	38,000	1A	Handymax
61	Hull 2499	HMD (25)	38,000	1A	Handymax
62	Hull 2500	HMD (25)	38,000	1A	Handymax
63	Hull 2391	HMD (25)	52,000		MR
64	Hull 2392	HMD (25)	52,000		MR
65	Hull 2449	HMD (25)	52,000		MR
66	Hull 2450	HMD (25)	52,000		MR
67	Hull 2458	HMD (25)	52,000		MR
68	Hull 2459	HMD (25)	52,000		MR
69	Hull 2460	HMD (25)	52,000		MR
70	Hull 2461	HMD (25)	52,000		MR
71	Hull 2492	HMD (25)	52,000		MR
72	Hull 2493	HMD (25)	52,000		MR
73	Hull 2445	HMD (25)	52,000		MR
74	Hull 2474	HMD (25)	52,000		MR
75	Hull 2475	HMD (25)	52,000		MR
76	Hull 2490	HMD (25)	52,000		MR
77	Hull S1138	SPP (26)	52,000		MR
78	Hull S1139	SPP (26)	52,000		MR
79	Hull S1140	SPP (26)	52,000		MR
80	Hull S1141	SPP (26)	52,000		MR
81	Hull S1142	SPP (26)	52,000		MR
82	Hull S1143	SPP (26)	52,000		MR
83	Hull S1144	SPP (26)	52,000		MR
84	Hull S1145	SPP (26)	52,000		MR
85	Hull S1167	SPP (26)	52,000		MR
86	Hull S1168	SPP (26)	52,000		MR
87	Hull S1169	SPP (26)	52,000		MR
88	Hull S1170	SPP (26)	52,000		MR
89	Hull S5124	SPP (26)	52,000		MR
90	Hull S5125	SPP (26)	52,000		MR
91	Hull S703	HSHI (27)	114,000		LR2
92	Hull S704	HSHI (27)	114,000		LR2
93	Hull S705	HSHI (27)	114,000		LR2
94	Hull S706	HSHI (27)	114,000		LR2
95	Hull S709	HSHI (27)	114,000		LR2
96	Hull S710	HSHI (27)	114,000		LR2
97	Hull S715	HSHI (27)	114,000		LR2
98	Hull S716	HSHI (27)	114,000		LR2
99	Hull 5394	DSME (28)	114,000		LR2
100	Hull 5395	DSME (28)	114,000		LR2
101	Hull 5398	DSME (28)	114,000		LR2
102	Hull 5399	DSME (28)	114,000		LR2

	Total newbuilding product tankers DWT		3,356,000

	Total Fleet DWT		6,365,482

(1)	This vessel operates in or is expected to operate in the Scorpio Handymax Tanker Pool (SHTP). SHTP is operated by Scorpio Commercial Management (SCM). SHTP and SCM are a related parties to the Company.
(2)	This vessel operates in or is expected to operate in the Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by SCM. SPTP is a related party to the Company.
(3)	This vessel operates in or is expected to operate in the Scorpio LR2 Pool (SLR2P). SLR2P is operated by SCM. SLR2P is a related party to the Company.
(4)	This vessel operates in or is expected to operate in the Scorpio MR Pool (SMRP). SMRP is operated by SCM. SMRP is a related party to the Company.

(5)	This vessel is on a short term time charter for up to 120 days at approximately $19,000 per day.
(6)	This vessel is on a time charter agreement for two years, which also contains a 50% profit sharing provision whereby we split all of the vessel’s profits above the daily base rate with the charterer.
(7)	This vessel is on a time charter agreement for one year, which also contains a 50% profit sharing provision whereby we split all of the vessel’s profits above the daily base rate with the charterer.
(8)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(9)	The agreement also contains a 50% profit and loss sharing provision whereby we split all of the vessel’s profits and losses above or below the daily base rate with the vessel’s owner.
(10)	We have an option to extend the charter for an additional year at $13,500 per day.
(11)	We have an option to extend the charter for an additional year at $13,250 per day.
(12)	We have an option to extend the charter for an additional year at $13,550 per day.
(13)	We have an option to extend the charter for an additional year at $13,550 per day.
(14)	We have an option to extend the charter for an additional year at $15,150 per day.
(15)	We have options to extend the charter for up to two consecutive one year periods at $15,200 per day and $16,200 per day, respectively.
(16)	We have an option to extend the charter for an additional year at $15,700 per day.
(17)	The daily base rate represents the average rate for the three year duration of the agreement. The rate for the first year is $15,750 per day, the rate for the second year is $16,250 per day, and the rate for the third year is $16,750 per day. We have options to extend the charter for up to two consecutive one year periods at $17,500 per day and $18,000 per day, respectively.
(18)	We have an option to extend the charter for an additional year at $12,500 per day. We have also entered into an agreement with the vessel’s owner whereby we split all of the vessel’s profits above the daily base rate.
(19)	We have an option to extend the charter for an additional year at $15,000 per day.
(20)	We have options to extend the charter for up to two consecutive one year periods at $16,250 per day and $17,250 per day, respectively.
(21)	We have an option to extend the charter for an additional six month at $15,500 per day.
(22)	We have an option to extend the charter for an additional six months at $15,500 per day.
(23)	We have an option to extend the charter for an additional six months at $16,250 per day.
(24)	We have an option to extend the charter for one year at $17,550 per day.
(25)	These newbuilding vessels are being constructed at HMD (Hyundai Mipo Dockyard Co. Ltd. of South Korea). 23 vessels are expected to be delivered in 2014 and five vessels in the first and second quarters of 2015.
(26)	These newbuilding vessels are being constructed at SPP (SPP Shipbuilding Co., Ltd. of South Korea). 10 vessels are expected to be delivered in 2014 and four in the first and second quarters of 2015.
(27)	These newbuilding vessels are being constructed at HSHI (Hyundai Samho Heavy Industries Co., Ltd. of South Korea). Six vessels are expected to be delivered in the third and fourth quarters of 2014 and two in the first quarter of 2015.
(28)	These newbuilding vessels are being constructed at DSME (Daewoo Shipbuilding and Marine Engineering of South Korea). Two vessels are expected to be delivered in the fourth quarter of 2014 and two in the second quarter of 2015.

RECENT DEVELOPMENTS

Delivery of STI Meraux

In April 2014, we took delivery of an MR tanker under our Newbuilding program, STI Meraux. After delivery, this vessel began a time charter for one year, which includes a profit sharing mechanism whereby earnings in excess of the base time charter rate will be split between the Company and charterer.

Vessel sales

In January 2014, we agreed to sell two 2004-built LR1 product tankers, Noemi and Senatore, for an aggregate selling price of $44.0 million. The sale of Noemi closed in March 2014 and the sale of Senatore closed in April 2014. In connection with these sales, we repaid $22.5 million into our 2010 Revolving Credit Facility in March 2014.

In February 2014, we agreed to sell the 2008-built LR2 product tanker, STI Spirit, for $30.2 million. We closed on this sale in April 2014 and repaid all amounts due under the STI Spirit Credit Facility of $21.4 million.

Dividend declaration

On April 28, 2014, our board of directors declared a quarterly cash dividend of $0.09 per share, payable on June 12, 2014 to all shareholders as of May 27, 2014 (the record date).

Stock Buyback Program

On July 9, 2010, the board of directors authorized a stock buyback program of $20.0 million. We repurchase these shares in the open market at the times and prices that we consider to be appropriate. No shares were repurchased during the year ended December 31, 2013 and the three months ended March 31, 2014. As of March 31, 2014 and December 31, 2013, 1,170,987 shares have been purchased under the plan at an average price of $6.7793 per share including commissions. As of March 31, 2014, the remaining stock buyback authorization was $12.1 million.

In April 2014, we resumed our stock buyback program and repurchased 1,229,080 shares of common stock at an average price of $8.83 per share. As of the date of this report, the Company has purchased $18.9 million of shares in the open market at an average price of $7.80 per share.

On April 28, 2014, our board of directors authorized a new stock buyback program with the authorization to purchase up to an additional $100.0 million of shares of our common stock. The Company expects to repurchase these shares in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any shares.

Time Chartered-in Vessels

In April 2014, we extended the time charter on an MR tanker that is currently time chartered-in. The term of the agreement is for one year at $14,850 per day beginning in May 2014. The Company has options to extend the charter for up to two consecutive one year periods at $15,200 per day and $16,200 per day, respectively.

In April 2014, we extended the time charter on an LR2 tanker that is currently time chartered-in. The term of the agreement is for six months at $15,250 per day beginning in May 2014. The Company has an option to extend the charter for up to six months at $15,500 per day.

Overview

We generate revenues by charging customers for the transportation of their refined oil and other petroleum products using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:

•	Voyage charters, which are charters for short intervals that are priced on current, or “spot,” market rates.

•	Time charters, which are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.

•	Commercial Pools, whereby we participate with other shipowners to pool a large number of vessels into an integrated transportation system, which offers customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools negotiate charters primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and contracts of affreightment (described below), thus generating higher effective time charter equivalent, or TCE, revenues than otherwise might be obtainable in the spot market.

For all types of vessels in contractual relationships, we are responsible for crewing and other vessel operating costs for our owned vessels and the charterhire expense for vessels that we time charter-in.

The table below illustrates the primary distinctions among these different employment arrangements:

	Voyage Charter	Time Charter	Commercial Pool
Typical contract length	Single voyage	One year or more	Varies
Hire rate basis (1)	Varies	Daily	Varies
Voyage expenses (2)	We pay	Customer pays	Pool pays
Vessel operating costs for owned vessels (3)	We pay	We pay	We pay
Charterhire expense for vessels chartered-in (3)	We pay	We pay	We pay
Off-hire (4)	Customer does not pay	Customer does not pay	Pool does not pay

(1)	“Hire rate” refers to the basic payment from the charterer for the use of the vessel.
(2)	“Voyage expenses” refers to expenses incurred due to a vessel’s traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agent’s fees, canal dues, cargo handling operations and extra war risk insurance, as well as brokerage commissions.
(3)	Defined below under “ – Important Financial and Operational Terms and Concepts.”
(4)	“Off-hire” refers to the time a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydockings. For time chartered-in vessels, we do not pay the charterhire expense when the vessel is off-hire.

As of the date of this report, all of our owned and time chartered-in vessels were operating in the Scorpio Group Pools except STI Opera and Venice, which were operating in the spot market, and STI Texas City and STI Meraux, which were time chartered-out.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts. These include the following:

Vessel revenues. Vessel revenues primarily include revenues from time charters, pool revenues and voyage charters (in the spot market). Vessel revenues are affected by hire rates and the number of days a vessel operates. Vessel revenues are also affected by the mix of business between vessels on time charter, vessels in pools and vessels operating on voyage charter. Revenues from vessels in pools and on voyage charter are more volatile, as they are typically tied to prevailing market rates.

Voyage charters. Voyage charters or spot voyages are charters under which the customer pays a transportation charge for the movement of a specific cargo between two or more specified ports. We pay all of the voyage expenses.

Voyage expenses. Voyage expenses primarily include bunkers cost, port expenses, canal dues, cargo handling operations, extra war risk insurance, and brokerage commissions paid by us under voyage charters. These expenses are subtracted from voyage charter revenues to calculate time charter equivalent revenues.

Vessel operating costs. For our owned vessels, we are responsible for vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees. The two largest components of our vessel operating costs are crew costs, and repairs and maintenance. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydocking. Please read “Drydocking” below. We expect these expenses to increase as our fleet matures and expands.

Additionally, these costs include technical management fees that we paid to SSM, which is controlled by the Lolli-Ghetti family, a related-party. Pursuant to our Master Agreement, SSM provides us with technical services, and we provide them with the ability to subcontract technical management of our vessels with our approval.

Charterhire. Charterhire is the amount we pay the owner for time chartered-in vessels. The amount is usually for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates. The vessel’s owner is responsible for crewing and other vessel operating costs.

Drydocking. We periodically drydock each of our owned vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every 30 months to 60 months. We capitalize a substantial portion of the costs incurred during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We immediately expense costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

Depreciation. Depreciation expense typically consists of:

•	charges related to the depreciation of the historical cost of our owned vessels (less an estimated residual value) over the estimated useful lives of the vessels; and

•	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking.

Time charter equivalent (TCE) revenue or rates. We report time charter equivalent, or TCE revenues, a non-IFRS measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable IFRS measure, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors. TCE revenue is vessel revenue less voyage expenses, including bunkers and port charges. The TCE rate achieved on a given voyage is expressed in US dollars/day and is generally calculated by taking TCE revenue and dividing that figure by the number of revenue days in the period. For a reconciliation of TCE revenue, deduct voyage expenses from revenue on our Statement of Income or Loss.

	For the year ended December 31,		For the three months ended March 31,
	2013	2012	2014	2013
Average Daily Results
Time charter equivalent per day	$14,369	$12,960	$15,906	$16,597
Owned vessel operating costs per day (1)	6,781	7,605	7,185	6,840
LR2
TCE per revenue day	12,718	10,201	14,342	19,172
Owned vessel operating costs per day (1)	8,203	8,436	7,386	6,960
Panamax/LR1
TCE per revenue day	12,599	14,264	20,063	12,895
Owned vessel operating costs per day (1)	7,756	7,714	8,372	7,982
MR
TCE per revenue day	16,546	12,289	14,262	18,259
Owned vessel operating costs per day (1)	6,069	6,770	6,466	5,852
Handymax
TCE per revenue day	12,862	13,069	16,736	16,343
Owned vessel operating costs per day (1)	6,852	7,594	10,814	6,698
Fleet data
Average number of owned vessels	15.9	10.8	20.2	12.8
Average number of time chartered-in vessels	22.9	9.2	30.5	16.8
Drydock
Expenditures for drydock (in thousands of U.S. dollars)	—	$2,869	—	—

(1)	Vessel operating costs per day represent vessel operating costs divided by the number of days the vessel is owned during the period.

Revenue days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs or drydockings. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to show changes in net vessel revenues between periods.

Average number of vessels. Historical average number of owned vessels consists of the average number of vessels that were in our possession during a period. We use average number of vessels primarily to highlight changes in vessel operating costs and depreciation and amortization.

Contract of affreightment. A contract of affreightment, or COA, relates to the carriage of specific quantities of cargo with multiple voyages over the same route and over a specific period of time which usually spans a number of years. A COA does not designate the specific vessels or voyage schedules that will transport the cargo, thereby providing both the charterer and shipowner greater operating flexibility than with voyage charters alone. The charterer has the flexibility to determine the individual voyage scheduling at a future date while the shipowner may use different vessels to perform these individual voyages. As a result, COAs are mostly entered into by large fleet operators, such as pools or shipowners with large fleets of the same vessel type. We pay the voyage expenses while the freight rate normally is agreed on a per cargo ton basis.

Commercial pools. To increase vessel utilization and revenues, we participate in commercial pools with other shipowners and operators of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers.

Operating days. Operating days are the total number of available days in a period with respect to the owned vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned vessels, not our chartered-in vessels.

Items You Should Consider When Evaluating Our Results

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

Our vessel revenues are affected by cyclicality in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those vessels we trade in the spot market. We employ a chartering strategy to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks, depending on SCM’s outlook for freight rates, oil tanker market conditions and global economic conditions. Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of, and demand for, tanker capacity. The supply of tanker capacity is influenced by the number and size of new vessels built, vessels scrapped, converted and lost, the number of vessels that are out of service, and regulations that may effectively cause early obsolescence of tonnage. The demand for tanker capacity is influenced by, among other factors:

•	global and regional economic and political conditions;

•	increases and decreases in production of and demand for crude oil and petroleum products;

•	increases and decreases in OPEC oil production quotas;

•	the distance crude oil and petroleum products need to be transported by sea; and

•	developments in international trade and changes in seaborne and other transportation patterns.

Tanker rates also fluctuate based on seasonal variations in demand. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance that is typically conducted in the summer months. In addition, unpredictable weather patterns during the winter months in the northern hemisphere tend to disrupt vessel routing and scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during the quarters ended June 30 and September 30, and stronger in the quarters ended March 31 and December 31.

Our general and administrative expenses were affected by the fees we pay SCM and SSH for commercial management and administrative services respectively. SCM and SSH, companies controlled by the Lolli-Ghetti family of which our founder, Chairman and Chief Executive Officer is a member, provide commercial and administrative management services to us, respectively. We pay fees under our Master Agreement with SCM, which are identical to what SCM charges to its pool participants, including third-party owned vessels. We reimburse our Administrator, SSH, for the reasonable direct or indirect expenses it incurs in providing us with administrative staff and office space, and administrative services, including accounting, legal, compliance, financial and information technology services. We also pay our Administrator a fee for arranging vessel purchases and sales for us equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. We believe this 1% fee on purchases and sales is customary in the tanker industry.

Results of Operations

Results of Operations for the three months ended March 31, 2014 compared to the three months ended March 31, 2013

	For the three months ended March 31,			Percentage
In thousands of U.S. dollars	2014	2013	Change	Change
Vessel revenue	$76,734	$44,924	$31,810	71%
Vessel operating costs	(13,070)	(7,971)	(5,099)	(64%)
Voyage expenses	(3,974)	(1,200)	(2,774)	(231%)
Charterhire	(40,173)	(20,496)	(19,677)	(96%)
Depreciation	(5,953)	(4,767)	(1,186)	(25%)
General and administrative expenses	(10,966)	(2,759)	(8,207)	(297%)
Gain on sale of VLCCs	51,419	—	51,419	N/A
Financial expenses	(399)	(1,399)	1,000	72%
Realized gain on derivative financial instruments	17	68	(51)	(75%)
Unrealized gain on derivative financial instruments	47	44	3	7%
Financial income	27	181	(154)	(85%)
Share of loss from associate	(324)	—	(324)	N/A
Other expense, net	(47)	(15)	(32)	(210%)

Net income	$53,338	$6,610	$46,728	707%

Net income. Net income for the three months ended March 31, 2014 was $53.3 million, an increase of $46.7 million or 707% from net income of $6.6 million for the three months ended March 31, 2013. Net income, excluding the sale of our VLCCs, was $1.9 million. The differences between the two periods are discussed below.

Vessel revenue. Revenue for the three months ended March 31, 2014 was $76.7 million, an increase of $31.8 million or 71%, from revenue of $44.9 million for the three months ended March 31, 2013. Overall revenue increases were driven by growth in our fleet of both owned and time chartered-in vessels to an average of 20.2 owned and 30.5 time chartered-in vessels during the three months ended March 31, 2014 from an average of 12.8 owned and 16.8 time chartered-in vessels during the three months ended March 31, 2013. These increases were offset by an overall decrease in revenue per day to $15,906 per day from $16,597 per day during the three months ended March 31, 2014 and 2013, respectively.

The following table summarizes our revenue:

	For the three months ended March 31,			Percentage
In thousands of U.S. dollars	2014	2013	Change	Change
Owned vessels
Pool revenue	$22,499	$18,210	$4,289	24%
Voyage revenue (spot market)	12,134	1,305	10,829	830%
Time charter revenue	10	—	10	N/A
Time chartered-in vessels
Pool revenue	41,941	23,145	18,796	81%
Voyage revenue (spot market)	—	2,264	(2,264)	(100%)
Other revenue	150	—	150	N/A

Total revenue	$76,734	$44,924	31,810	71%

Owned vessels – Pool revenue. Pool revenue for owned vessels for the three months ended March 31, 2014 was $22.5 million, an increase of $4.3 million or 24% from $18.2 million during the three months ended March 31, 2013. The increase was primarily driven by an increase in the number of pool revenue days to 1,460 from 1,059 during the three months ended March 31, 2014 and 2013, respectively, which was the result of growth in our owned fleet to an average of 20.2 vessels from 12.8 vessels during those time periods. The increase in pool revenue days was primarily driven by our MR operating segment which experienced growth driven by vessels delivered under our Newbuilding Program throughout 2013 and during the first quarter of 2014. The increase in pool revenue days was offset by a decrease in pool revenue per day to $15,423 from $17,190 per day during the three months ended March 31, 2014 and 2013, respectively.

Owned vessels – Voyage revenue. Voyage revenue for owned vessels for the three months ended March 31, 2014 was $12.1 million, an increase of $10.8 million or 830% from $1.3 million during the three months ended March 31, 2013. The increase was primarily driven by an increase in the number of days that our vessels operated in the spot market to 355 days from 68 days during the three months ended March 31, 2014 and 2013, respectively. Additionally, the increase in voyage revenue for owned vessels was augmented by an increase in TCE earnings (revenue less voyage expenses of $3.9 million and $1.2 million, respectively) for vessels operating in the spot market to $22,999 per day from $19,160 per day during the three months ended March 31, 2014 and 2013, respectively.

Time chartered-in vessels – Pool revenue. Pool revenue for time chartered-in vessels for the three months ended March 31, 2014 was $41.9 million, an increase of $18.8 million or 81% from $23.1 million during the three months ended March 31, 2013. The increase in pool revenue for time chartered-in vessels was primarily due to an increase in pool revenue days to 2,748 from 1,408 during the three months ended March 31, 2014 and 2013, respectively. This was driven by growth in our time chartered-in fleet to an average of 30.5 vessels from an average of 16.8 vessels during those periods. The increase in pool revenue days for time chartered-in vessels was offset by a decrease in pool revenue per day to $15,250 from $16,408 per day during the three months ended March 31, 2014 and 2013, respectively.

Time chartered-in vessels – Voyage revenue. No time chartered-in vessels operated in the spot market during the three months ended March 31, 2014, whereas SN Federica, Gan Trust and Nave Orion operated in the spot market for 105 days during the three months ended March 31, 2013.

Vessel operating costs. Vessel operating costs for the three months ended March 31, 2014 were $13.1 million, an increase of $5.1 million or 64% from $8.0 million for three months ended March 31, 2013. The increase was driven by an overall increase in operating days to 1,822 from 1,148 during the three months ended March 31, 2014 and 2013, respectively, and an increase in vessel operating costs to $7,185 per day from $6,840 per day for the three months ended March 31, 2014 and 2013, respectively. The increase in operating days was due to an increase in the average number of owned vessels to 20.2 from 12.8 for the three months ended March 31, 2014 and 2013, respectively, which was the result of the deliveries of vessels under our Newbuilding Program throughout 2013 and in the first quarter of 2014.

Voyage expenses. Voyage expenses for the three months ended March 31, 2014 were $4.0 million, an increase of $2.8 million, or 231% from $1.2 million during the three months ended March 31, 2013. The increase was the result of an increase in the number of days vessels operated in the spot market to 355 days from 173 days during the three months ended March 31, 2014 and 2013, respectively.

Furthermore, three vessels delivered under our Newbuilding Program (STI Opera, STI Duchessa, and STI Ville) were employed on short-term time charters (ranging from 45 to 120 days) for a total of 150 days during the three months ended March 31, 2014. These short term time charters were agreed to at fixed TCE rates, where only nominal voyage expenses were incurred. The vessels delivered under our Newbuilding Program in 2013 were employed on similar short-term time charters for a total of 68 days during the three months ended March 31, 2013. Additionally, Noemi, Senatore and Venice operated in the spot market for 205 days during the three months ended March 31, 2014. These vessels operated in the pool during the three months ended March 31, 2013.

Charterhire. Charterhire expense for the three months ended March 31, 2014 was $40.2 million, an increase of $19.7 million, or 96% from $20.5 million during the three months ended March 31, 2013. The increase was the result of an increase in the average number of time chartered-in vessels to 30.5 from 16.8 during the three months ended March 31, 2014 and 2013, respectively.

Depreciation. Depreciation expense for the three months ended March 31, 2014 was $6.0 million, an increase of $1.2 million or 25% from $4.8 million during the three months ended March 31, 2013. The increase was the result of an increase in the average number of owned vessels to 20.2 from 12.8 for the three months ended March 31, 2014 and 2013, respectively. The increase in depreciation expense was offset by four vessels, Noemi, Senatore, Venice and STI Spirit, which were designated as “held for sale” at December 31, 2013 and ceased depreciation at that date when they were written down to their estimated disposal value.

General and administrative expenses. General and administrative expenses for the three months ended March 31, 2014 were $11.0 million, an increase of $8.2 million or 297% from $2.8 million during the three months ended March 31, 2013. The increase was driven by a $6.5 million increase in restricted stock amortization (non-cash) and an overall increase in general and administrative expenses due to the significant growth of the Company.

Gain on sale of VLCCs. Gain on sale of VLCCs of $51.4 million during the three months ended March 31, 2014 was from the sale of the seven VLCCs under construction for cash in March 2014. We received net proceeds of $141.7 million as a result of the sale and the book value of these assets at the time of sale (primarily consisting of installment payments made to date) was $90.3 million.

Financial expenses. Financial expenses for the three months ended March 31, 2014 were $0.4 million, a decrease of $1.0 million or 72% from $1.4 million during the three months ended March 31, 2013. The decrease was due to an increase in interest capitalized during the three months ended March 31, 2014 as a result of the significant growth in our Newbuilding Program.

Financial expenses for the three months ended March 31, 2014 consisted of interest expense on our bank loans ($0.2 million), commitment fees on the undrawn portions of our credit facilities ($0.05 million) and amortization of loan fees ($0.2 million).

Financial expenses for the three months ended March 31, 2013 consisted of interest expense on our bank loans ($0.8 million), commitment fees on the undrawn portions of our credit facilities ($0.3 million) and amortization of loan fees ($0.3 million).

Share of loss from associate. Share of loss from associate for the three months ended March 31, 2014 was $0.3 million, which was our share of Dorian’s net loss for the three months ended March 31, 2014. The closing date of our investment in Dorian was November 26, 2013 and accordingly, no income or loss was incurred for the three months ended March 31, 2013.

Results of operations — segment analysis

LR2 segment

The following table summarizes segment profit or loss for our LR2 segment.

	For the three months
	ended March 31,			Percentage
In thousands of U.S. dollars	2014	2013	Change	Change
Vessel revenue	$13,118	$4,108	$9,010	219%
Vessel operating costs	(667)	(644)	(23)	(4%)
Voyage expenses	(23)	2	(25)	(1250%)
Charterhire	(13,009)	(2,213)	(10,796)	(488%)
Depreciation	—	(433)	433	100%
General and administrative expenses	(36)	(46)	10	22%
Financial expenses	(184)	(216)	32	15%
Other expenses, net	—	(2)	2	100%

Segment (loss) / profit	($801)	$556	($1,357)	(244%)

TCE per revenue day	$14,342	$19,172	($4,830)	(25%)
Owned vessel operating costs per day	7,386	6,960	426	(6%)

Revenue days	913	214	699	326%
Owned vessel operating days	90	90	0	0%

Average number of owned vessels	1.0	1.0	0.0	0%
Average number of time chartered-in vessels	9.1	1.6	7.5	468%

Vessel revenue. Vessel revenue for the three months ended March 31, 2014 was $13.1 million, an increase of $9.0 million or 219% from the three months ended March 31, 2013. The increase was primarily driven by an increase in revenue days to 913 from 214 during the three months ended March 31, 2014 and 2013, respectively. The increase in revenue days was due to an increase in the average number of time chartered-in vessels in this segment to 9.1 from 1.6 during those periods. The increase in the number of revenue days was offset by a decrease in revenue per day to $14,342 per day from $19,172 per day during the three months ended March 31, 2014 and 2013, respectively.

Vessel operating costs. Vessel operating costs were $0.7 million for the three months ended March 31, 2014, which remained consistent from the three months ended March 31, 2013.

Charterhire. Charterhire expense for the three months ended March 31, 2014 was $13.0 million, an increase of $10.8 million or 488%, from the three months ended March 31, 2013. The increase was due to an increase in the average number of time chartered-in vessels to 9.1 from 1.6 during the three months ended March 31, 2014 and 2013, respectively. During the three months ended March 31, 2013, we time chartered-in FPMC Ideal and Fair Seas for 145 days. In addition to these two vessels, we also time chartered-in Khawr Aladid, FPMC Hero, Pink Stars, Orange Stars, Densa Alligator, Four Sky, Southport and Swarna Jayanti for an aggregate of 823 days during the three months ended March 31, 2014.

Depreciation. Depreciation expense decreased $0.4 million or 100% from the three months ended March 31, 2013. The decrease was from STI Spirit, which ceased being depreciated and was written down to its estimated disposal value as the vessel was designated as “held for sale” at December 31, 2013. STI Spirit was sold for $30.2 million in April 2014.

Financial expenses. Financial expenses for the LR2 segment relate to interest expense on our STI Spirit Credit Facility. We repaid the entire outstanding amount of $21.4 million under this facility in April 2014 as a result of the sale of STI Spirit.

Panamax / LR1 segment

The following table summarizes segment profit for our Panamax / LR1 segment.

	For the three months
	ended March 31,			Percentage
In thousands of U.S. dollars	2014	2013	Change	Change
Vessel revenue	$21,860	$9,511	$12,349	130%
Vessel operating costs	(3,672)	(3,620)	(52)	(1%)
Voyage expenses	(3,774)	(975)	(2,799)	(287%)
Charterhire	(6,498)	(2,469)	(4,029)	(163%)
Depreciation	(852)	(1,871)	1,019	54%
General and administrative expenses	(148)	(147)	(1)	(1%)
Realized gain on derivative financial instruments	—	68	(68)	100%
Unrealized loss on derivative financial instruments	—	(31)	31	100%

Segment profit	$6,916	$466	$6,450	1384%

TCE per revenue day	$20,063	$12,895	$7,168	56%
Owned vessel operating costs per day	8,372	7,982	391	(5%)

Revenue days	898	662	236	36%
Owned vessel operating days	438	450	(12)	(3%)

Average number of owned vessels	4.9	5.0	(0.1)	(3%)
Average number of time chartered-in vessels	5.1	2.4	2.8	117%

Vessel Revenue. Vessel revenue for the three months ended March 31, 2014 was $21.9 million, an increase of $12.3 million or 130% from the three months ended March 31, 2013. The increase in revenue was the result of an increase in the number of revenue days to 898 from 662 during the three months ended March 31, 2014 and 2013, respectively, and an increase in revenue per day to $20,063 from $12,895 during the three months ended March 31, 2014 and 2013, respectively.

Vessel operating costs. Vessel operating costs for the three months ended March 31, 2014 were $3.7 million, an increase of $0.1 million or 1% from the three months ended March 31, 2013. Vessel operating costs per day increased to $8,372 per day from $7,982 per day during the three months ended March 31, 2014 and 2013, respectively.

Voyage expenses. Voyage expenses for the three months ended March 31, 2014 were $3.8 million, an increase of $2.8 million or 287% from the three months ended March 31, 2013. The increase was driven by Noemi, Senatore and Venice, which operated in the spot market for 205 days during the three months ended March 31, 2014, whereas only SN Federica operated in the spot market for 33 days during the three months ended March 31, 2013.

Charterhire. Charterhire expense for the three months ended March 31, 2014 was $6.5 million, an increase of $4.0 million or 163% from the three months ended March 31, 2013. The increase was the result of an increase in the number of time chartered-in days to 460 days from 212 days during the three months ended March 31, 2014 and 2013, respectively. FPMC P Eagle, SN Federica and Hellespont Promise were time chartered-in during the three months ended March 31, 2013. In addition to these three vessels, King Douglas, SN Azzura, and Hellespont Progress were time chartered-in for at least a portion of the three months ended March 31, 2014.

Depreciation. Depreciation expense for the three months ended March 31, 2014 was $0.9 million, a decrease of $1.0 million or 54% from the three months ended March 31, 2013. The decrease was driven by Noemi, Senatore and Venice, which ceased being depreciated and were written down to their estimated disposal values at December 31, 2013, the date which they were considered as “held for sale.” Noemi and Senatore were sold in March and April 2014, respectively, for an aggregate selling price of $44.0 million.

MR segment

The following table summarizes segment profit for our MR segment.

	For the three months
	ended March 31,			Percentage
In thousands of U.S. dollars	2014	2013	Change	Change
Vessel revenue	$26,632	$22,479	$4,153	18%
Vessel operating costs	(7,758)	(3,079)	(4,679)	(152%)
Voyage expenses	(193)	(227)	34	15%
Charterhire	(9,707)	(10,043)	336	3%
Depreciation	(4,784)	(2,144)	(2,640)	(123%)
General and administrative expenses	(380)	(179)	(201)	(112%)
Other expenses, net	(20)	—	(20)	(100%)

Segment profit	$3,790	$6,807	($3,017)	(44%)

TCE per revenue day	$14,262	$18,259	($3,997)	(22%)
Owned vessel operating costs per day	6,466	5,852	614	(10%)

Revenue days	1,856	1,224	632	52%
Owned vessel operating days	1,203	518	685	132%

Average number of owned vessels	13.4	5.8	7.6	132%
Average number of time chartered-in vessels	7.3	7.9	(0.5)	(7%)

Vessel revenue. Vessel revenue for the three months ended March 31, 2014 was $26.6 million, an increase of $4.2 million or 18% from the three months ended March 31, 2013. The increase in revenue was the result of an increase in the overall number of revenue days to 1,856 from 1,224 during the three months ended March 31, 2014 and 2013, respectively. The increase in revenue days was offset by a decrease in TCE revenue per day to $14,262 from $18,259 during the three months ended March 31, 2014 and 2013, respectively.

The increase in revenue days was driven by an increase in the average number of owned vessels to 13.4 from 5.8 during the three months ended March 31, 2014 and 2013, respectively, because of the deliveries of STI Sapphire, STI Emerald, STI Beryl, STI Le Rocher, STI Larvotto, STI Fontvieille and STI Ville in 2013, and the deliveries of STI Duchessa, STI Opera and STI Texas City during the three months ended March 31, 2014.

Vessel operating costs. Vessel operating costs for the three months ended March 31, 2014 were $7.8 million, an increase of $4.7 million or 152%, from the three months ended March 31, 2013. The increase was primarily driven by an increase in the number of operating days to 1,203 days from 518 days during the three months ended March 31, 2014 and 2013, respectively, because of the deliveries of STI Sapphire, STI Emerald, STI Beryl, STI Le Rocher, STI Larvotto, STI Fontvieille and STI Ville in 2013, and the deliveries of STI Duchessa, STI Opera and STI Texas City during the three months ended March 31, 2014. The increase in vessel operating costs was also driven by an increase in operating costs per day to $6,466 per day from $5,852 per day during the three months ended March 31, 2014 and 2013, respectively.

Charterhire. Charterhire expense for the three months ended March 31, 2014 was $9.7 million, a decrease of $0.3 million or 3%, from the three months ended March 31, 2013. The decrease was the result of a decrease in the average number of time chartered-in vessels to 7.3 from 7.9 during the three months ended March 31, 2014 and 2013, respectively.

Depreciation. Depreciation expense for the three months ended March 31, 2014 was $4.8 million, an increase of $2.6 million or 123% from the three months ended March 31, 2013. The increase was driven by an increase in the average number of owned MR vessels to 13.4 from 5.8 for the three months ended March 31, 2014 and 2013, respectively. This was the result of the deliveries of STI Sapphire, STI Emerald, STI Beryl, STI Le Rocher, STI Larvotto, STI Fontvieille and STI Ville in 2013, in addition to the deliveries of STI Duchessa, STI Opera and STI Texas City during the three months ended March 31, 2014.

Handymax Segment

The following table summarizes segment profit for our Handymax segment.

Handymax segment	For the three months ended March 31,			Percentage
In thousands of U.S. dollars	2014	2013	Change	Change
Vessel revenue	$14,974	$8,826	$6,148	70%
Vessel operating costs	(973)	(628)	(345)	(55%)
Voyage expenses	16	—	16	100%
Charterhire	(10,959)	(5,771)	(5,188)	(90%)
Depreciation	(317)	(319)	2	1%
General and administrative expenses	(35)	(25)	(10)	(40%)

Segment profit	$2,706	$2,083	$623	30%

TCE per revenue day	$16,736	$16,343	$394	2%
Owned vessel operating costs per day	10,814	6,698	4,117	(61%)

Revenue days	896	540	356	66%
Owned vessel operating days	90	90	—	0%

Average number of owned vessels	1.0	1.0	0.0	0%
Average number of time chartered-in vessels	9.0	5.0	4.0	79%

Vessel revenue. Vessel revenue for the three months ended March 31, 2014 was $15.0 million, an increase of $6.1 million or 70% from the three months ended March 31, 2013. The increase in revenue was the result of an increase in the number of revenue days to 896 from 540 during the three months ended March 31, 2014 and 2013, respectively. The increase in revenue days was driven by an increase in the average number of time chartered-in vessels to 9.0 from 5.0 during these same periods. The increase in vessel revenue was also driven by an increase in TCE revenue per day to $16,736 from $16,343 per day during those same periods.

Vessel operating costs. Vessel operating costs for the three months ended March 31, 2014 were $1.0 million, an increase of $0.3 million or 55%, from the three months ended March 31, 2013. The increase was driven by an increase in vessel operating costs per day to $10,814 from $6,698 during the three months ended March 31, 2014 and 2013, respectively. This increase was due to unexpected repairs of $0.2 million for STI Highlander during the three months ended March 31, 2014.

Charterhire. Charterhire expense for the three months ended March 31, 2014 was $11.0 million, an increase of $5.2 million or 90% from the three months ended March 31, 2013 because the average number of time chartered-in vessels increased to 9.0 from 5.0 during the three months ended March 31, 2014 and 2013, respectively. Krisjanis Valdemars, Kraslava, Histria Azure, Histria Perla, and Histria Coral were time chartered-in during the three months ended March 31, 2013. In addition to these five vessels, Jinan, Polaris, Iver Progress and Iver Prosperity were time chartered-in during the three months ended March 31, 2014.

Liquidity and Capital Resources

Our primary source of funds for our short-term and long-term liquidity needs will be the cash flows generated from our vessels, which primarily operate in the Scorpio Group Pools, in addition to availability under our 2013 Credit Facility, KEXIM and K-Sure Credit Facilities (as defined later) and cash on hand. The Scorpio Group Pools reduce volatility because (i) they aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed upon formula and (ii) some of the vessels in the pool are on time charter. Furthermore, spot charters provide flexibility and allow us to fix vessels at prevailing rates. We believe these cash flows from operations, amounts available for borrowing under our various credit facilities and our cash balance will be sufficient to meet our existing liquidity needs for the next 12 months from the date of this annual report.

As of March 31, 2014, our cash balance was $195.0 million, which was higher than our cash balance of $78.8 million as of December 31, 2013. The significant activity in our cash balance during the three months ended March 31, 2014 is summarized as follows:

•	We made $190.9 million of installment payments on our Newbuilding Program during the three months ended March 31, 2014. This includes the aggregate payments of $60.0 million for the delivery installments of STI Opera, STI Duchessa and STI Texas City.

•	In January 2014, we drew down $72.4 million from our 2010 Revolving Credit Facility;

•	In January 2014, we drew down $52.0 million from our 2011 Credit Facility and provided STI Duchessa, STI Le Rocher and STI Larvotto as collateral under this facility.

•	In February 2014, we drew down $64.2 million from our 2013 Credit Facility and provided STI Opera, STI Fontvieille and STI Ville as collateral under this facility.

•	In March 2014, we received aggregate net proceeds of $163.0 million from the sales of our seven VLCC’s under construction and from the sale of Noemi.

•	In March 2014, we paid $22.5 million into the 2010 Revolving Credit Facility as a result of the sales of Noemi and Senatore.

•	In March 2014, we drew down $20.5 million from our 2013 Credit Facility to partially finance the delivery of STI Texas City.

•	Paid dividends of $16.1 million and debt issuance costs of $18.3 million.

For the three months ended March 31, 2014, our net cash inflow from operating activities was $5.3 million, net cash outflow from investing activities was $36.1 million and net cash inflow from financing activities was $147.0 million. For the three months ended March 31, 2013, our net cash outflow from operating activities was $1.6 million, net cash outflow from investing activities was $155.2 million, and net cash inflow from financing activities was $481.5 million.

As of March 31, 2014, our long-term liquidity needs were comprised of our debt repayment obligations for our credit facilities, our obligations under construction contracts related to the vessels in our Newbuilding Program, and obligations under our time charter-in arrangements.

Our credit facilities require us to comply with a number of covenants, including financial covenants related to liquidity, consolidated net worth, minimum interest coverage, maximum leverage ratios, loan to value ratios and collateral maintenance; delivery of quarterly and annual financial statements and annual projections; maintenance of adequate insurances; compliance with laws (including environmental); compliance with the Employee Retirement Income and Security Act, or ERISA; maintenance of flag and class of the initial vessels; restrictions on consolidations, mergers or sales of assets; approvals on changes in the manager of the vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.

Cash Flows

The table below summarizes our sources and uses of cash for the periods presented:

	For the three months ended March 31,
In thousands of U.S. dollars	2014	2013
Unaudited condensed consolidated cash flows
Net cash inflow / (outflow) in respect of:
Operating activities	$5,284	($1,576)
Investing activities	(36,105)	(155,180)
Financing activities	146,963	481,457

Net cash inflow/ (outflow) from operating activities

Operating cash flows are driven by our results of operations along with movements in working capital. Both of these components were impacted by our growth when comparing the first quarter of 2014 to the same period in 2013. Operating cash inflows, before changes in working capital were $15.3 million for the three months ended March 31, 2014, an increase of $3.2 million from a cash inflow of $12.1 million for the three months ended March 31, 2013. This improvement was driven by growth in our operating fleet to an average of 50.7 owned and time chartered-in vessels for the three months ended March 31, 2014 from an average of 29.6 owned and time-chartered-in vessels for the three months ended March 31, 2013. Offsetting this increase was a decrease in overall time charter equivalent per day for our fleet to $15,906 per day for the three months ended March 31, 2014 from $16,597 per day for the three months ended March 31, 2013.

Net cash inflow from operating activities was $5.3 million for the three months ended March 31, 2014, which was an increase of $6.9 million from a cash outflow of $1.6 million for three months ended March 31, 2013. The increase was primarily attributable to (i) an increase in vessel revenue of $31.8 million, (ii) a decrease in drydock payments of $1.2 million, (iii) a decrease in cash financial expenses of $0.9 million and (iv) a net decrease in the change in working capital of $2.7 million. These increases were offset by (i) an increase in charterhire expense of $19.7 million, (ii) an increase in vessel operating costs of $5.1 million, (iii) an increase in voyage expenses of $2.8 million, (iv) an increase in cash general and administrative expenses of $1.8 million, (v) a decrease in financial income and other expenses of $0.2 million and (vi) an interest rate swap termination payment of $0.3 million.

Net cash outflow from investing activities

Net cash outflow from investing activities was $36.1 million for the three months ended March 31, 2014, which was a decrease of $119.1 million from a cash outflow of $155.2 million for the three months ended March 31, 2013. Investing activities during the three months ended March 31, 2014 consisted of $190.9 million of installment payments on our vessels under our Newbuilding Program, in addition to $8.1 million of other capitalized costs relating to these vessels. This includes the aggregate payments of $60.0 million for the delivery installments of STI Opera, STI Duchessa and STI Texas City. These outflows were offset by the receipt of net proceeds on the sale of our seven VLCCs under construction of $141.7 million and the sale of Noemi of $21.2 million.

Cash outflows from investing activities during the three months ended March 31, 2013 was driven by $152.5 million of installment payments on our vessels under our Newbuilding Program which included the aggregate final installment payments $44.2 million relating to the deliveries of STI Sapphire and STI Emerald in addition to $2.7 million of other capitalized costs relating to these vessels.

Net cash inflow from financing activities

Net cash inflow from financing activities was $147.0 million for the three months ended March 31, 2014 compared to a net cash inflow of $481.5 million three months ended March 31, 2013. Cash inflow from financing activities during the three months ended March 31, 2014 was driven by drawdowns of $209.1 million from our credit facilities which consists of a $72.4 million drawdown from our 2010 Revolving Credit Facility in January 2014, a drawdown of $52.0 million from our 2011 Credit Facility and aggregate drawdowns of $84.7 million from our 2013 Credit Facility. These inflows were offset by bank loan repayments of $27.7 million consisting of a $22.5 million repayment into our 2010 Revolving Credit Facility which was driven by the sales of Noemi and Senatore in addition to $5.2 million of scheduled principal payments on our 2010 Revolving Credit Facility, 2011 Credit Facility, STI Spirit Credit Facility and Newbuilding Credit Facility. Additionally, the Company paid $18.3 million of debt issuance costs, primarily as a result of the signing of the KEXIM and K-Sure credit facilities in February 2014 and paid dividends of $16.1 million.

Net cash inflow from financing activities for the three months ended March 31, 2013 were driven by net proceeds of $449.3 million from our registered direct placements of common shares in February and March 2013 and borrowings of $34.4 million under our 2011 Credit Facility to partially finance the deliveries of STI Sapphire and STI Emerald. These inflows were offset by scheduled principal payments of debt of $1.8 million into our 2011 Credit Facility and Newbuilding Credit Facility along with debt issuance costs of $0.3 million.

Long-Term Debt Obligations and Credit Arrangements

The following is a table summarizing our indebtedness at March 31, 2014:

In thousands of U.S. dollars	Amount outstanding at March 31, 2014	Availability as of the date of this report
2010 Revolving Credit Facility	$47,773	—
STI Spirit Credit Facility	21,356	—	(1)
2011 Credit Facility	114,863	—
Newbuilding Credit Facility	82,339	—
2013 Credit Facility	84,676	440,324	(2)
K-Sure Credit Facility	—	458,300	(3)
KEXIM Credit Facility	—	429,600	(3)

Total	$351,007	$1,328,224

(1)	Amount was repaid in April 2014 as part of the sale of STI Spirit.
(2)	Availability can be used to finance the lesser of 60% of the contract price for a qualifying newbuilding vessel or such vessel’s fair market value at the date of drawdown.
(3)	Availability can be used to finance the lesser of 60% of the newbuilding contract price and 74% of the fair market value of the relevant vessel specified in the agreement.

2010 Revolving Credit Facility

In January 2014, we drew down $72.4 million from the 2010 Revolving Credit Facility. In March 2014, we paid $22.5 million into this facility as a result of the sales of Noemi and Senatore. As a result of this repayment, the availability of this facility was reduced by such amount and the quarterly reduction was reduced to $2.1 million from $3.1 million per quarter. We also wrote-off a total of $0.2 million of deferred financing fees as part of these debt repayments.

The outstanding balance at March 31, 2014 was $47.8 million and was fully drawn. As of December 31, 2013, there was no outstanding balance and there was $72.4 million available to draw. We were in compliance with the financial covenants relating to this facility as of March 31, 2014.

STI Spirit Credit Facility

The outstanding balance under the STI Spirit Credit Facility at March 31, 2014 and December 31, 2013 was $21.4 million and $21.7 million, respectively. We were in compliance with the financial covenants relating to this facility as of March 31, 2014. This loan was repaid in full in April 2014 as part of the sale of STI Spirit.

2011 Credit Facility

In January 2014, we drew down $52.0 million from the 2011 Credit Facility. In connection with this draw down, STI Duchessa, STI Le Rocher and STI Larvotto were provided as collateral under the facility. The outstanding balance at March 31, 2014 and December 31, 2013 was $114.9 million and $64.0 million, respectively and the availability under this credit facility expired on January 31, 2014. We were in compliance with the financial covenants relating to this facility as of March 31, 2014.

Newbuilding Credit Facility

In March 2014, we converted the Credit Agricole credit facility from a term loan to a reducing revolving credit facility. This gives us the ability to draw down and repay the available commitments under the facility when needed. All other terms and definitions remain unchanged. The amount available is reduced by $1.5 million each quarter until the maturity date in June 2019.

The amount available under this facility was $82.3 million and was fully drawn as of March 31, 2014. The outstanding balance at December 31, 2013 was $83.8 million. We were in compliance with the financial covenants relating to this facility as of March 31, 2014.

2013 Credit Facility

In February 2014, we drew down $64.2 million from the 2013 Credit Facility. In connection with this drawdown, STI Opera, STI Fontvieille and STI Ville were provided as collateral under the facility. In March 2014, we drew down $20.5 million from this facility to partially finance the delivery of STI Texas City. The outstanding balance at March 31, 2014 was $84.7 million and there was $440.3 million available to draw which can be used to finance the lesser of 60% of the contract price for a qualifying newbuilding vessel and such vessel’s fair market value at the date of drawdown. There was no outstanding balance at December 31, 2013. We were in compliance with the financial covenants relating to this facility as of March 31, 2014.

K-Sure Credit Facility

In February 2014, we entered into a $458.3 million senior secured term loan facility which consists of a $358.3 million tranche with a group of financial institutions that is being 95% covered by Korea Trade Insurance Corporation (the ‘K-Sure Tranche’) and a $100.0 million commercial tranche with a group of financial institutions led by DNB Bank SA (the “Commercial Tranche”). We refer to this credit facility as our K-Sure Credit Facility.

Drawdowns under the K-Sure Credit Facility may occur in connection with the delivery of certain of our newbuilding vessels as specified in the agreement. The amount of each drawdown shall not exceed the lesser of 60% of the newbuilding contract price and 74% of the fair market value of the relevant vessel. Drawdowns are available until the earlier of (i) the delivery date of the last vessel specified in the agreement to be acquired, (ii) September 30, 2015 and (iii) the date on which the total commitments under the loan are fully borrowed, cancelled or terminated.

Repayments will be made in equal consecutive six month repayment installments in accordance with a 15 year repayment profile under the Commercial Tranche and a 12 year repayment profile under the K-Sure Tranche. Repayments will commence in July 2015 for the K-Sure Tranche and six months after the delivery of the last vessel to be acquired for the Commercial Tranche. The Commercial Tranche matures on the sixth anniversary of the delivery date of the last vessel to be acquired and the K-Sure Tranche matures in January 2027 assuming the Commercial Tranche is refinanced through that date.

Borrowings under the K-Sure Tranche bear interest at LIBOR plus an applicable margin of 2.25%. Borrowings under the Commercial Tranche bear interest at LIBOR plus an applicable margin of 3.25% from the effective date of the agreement to the fifth anniversary thereof and 3.75% thereafter until the maturity date in respect of the Commercial Tranche. A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of the credit facility.

In addition to restrictions imposed upon our subsidiaries that own the vessels that are collateralized under this credit facility (such as, limitations on liens and limitations on the incurrence of additional indebtedness), our K-Sure Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•	Consolidated tangible net worth no less than $677.3 million plus (i) 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after October 1, 2013 and (ii) 50% of the value of any new equity issues occurring on or after October 1, 2013.

•	The ratio of EBITDA to net interest expense greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or 5% of total indebtedness.

•	The aggregate fair market value of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of loans under the credit facility.

As of March 31, 2014, there was no outstanding balance and we were in compliance with the financial covenants relating to this facility.

KEXIM Credit Facility

In February 2014, we executed a senior secured term loan facility with a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) and from the Export-Import Bank of Korea (“KEXIM”) for a total loan facility of $429.6 million. This facility includes commitments from KEXIM of up to $300.6 million (the “KEXIM Tranche”) and a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) of up to $129.0 million (the “Commercial Tranche”). We refer to this credit facility as our KEXIM Credit Facility.

Drawdowns under the KEXIM Credit Facility may occur in connection with the delivery of 18 of our newbuilding vessels as specified in the loan agreement. The amount of each drawdown shall not exceed the lesser of 60% of the newbuilding contract price and 74% of the fair market value of the relevant vessel. Drawdowns are available until the earlier of (i) the delivery date of the last vessel specified in the agreement to be acquired, (ii) March 31, 2015 and (iii) the date on which the total commitments under the loan are fully borrowed, cancelled or terminated.

Repayments will be made in equal consecutive semi-annual repayment installments in accordance with a 15 year repayment profile under the Commercial Tranche and a 12 year repayment profile under the KEXIM Tranche. Repayments will commence on the next semi-annual date falling after the weighted average delivery date of the vessels specified under the facility for the KEXIM Tranche and on the next semi-annual date falling after the final delivery date of the vessels specified under the facility for the Commercial Tranche.

The Commercial Tranche matures on the sixth anniversary of the delivery date of the last vessel specified under the loan and the KEXIM Tranche matures on the twelfth anniversary of the weighted average delivery date of the vessels specified under the loan assuming the Commercial Tranche is refinanced through that date.

Borrowings under the KEXIM Tranche bear interest at LIBOR plus an applicable margin of 3.25%. Borrowings under the Commercial Tranche bear interest at LIBOR plus an applicable margin of 3.25% from the effective date of the agreement to the fifth anniversary thereof and 3.75% thereafter until the maturity date in respect of the Commercial Tranche. A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of the credit facility.

In addition to restrictions imposed upon our subsidiaries that own the vessels that are collateralized under this credit facility (such as, limitations on liens and limitations on the incurrence of additional indebtedness), our KEXIM Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•	Consolidated tangible net worth no less than $677.3 million plus (i) 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after October 1, 2013 and (ii) 50% of the value of any new equity issues occurring on or after October 1, 2013.

•	The ratio of EBITDA to net interest expense greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or 5% of total indebtedness.

•	The aggregate fair market value of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of loans under the credit facility.

In addition to KEXIM’s commitment of up to $300.6 million, KEXIM has also provided an optional guarantee for a five year amortizing note of $125.3 million (the “KEXIM Guaranteed Note”) that may be issued by us at our discretion in 2014; the proceeds of which will be used to reduce the $300.6 million KEXIM Tranche.

As of March 31, 2014, there was no outstanding balance and we were in compliance with the financial covenants relating to this facility.

Derivative Contracts

Interest rate swaps

In March 2014, as a result of the sales of Noemi and Senatore and corresponding debt repayment, we reduced the notional amount on the three interest rate swaps relating to the 2010 Revolving Credit Facility to $30.0 million from $51.0 million. As a result of the reduction, we made a repayment of $0.3 million to settle the liability outstanding as of the date of settlement and we recognized a realized gain on derivative financial instruments of $0.02 million on the statement of income.

Capital Expenditures

Vessel acquisitions and disposals

In January 2014, we took delivery of two vessels under our Newbuilding program, STI Duchessa and STI Opera. After delivery, each vessel began a short term time charter for up to 120 days at approximately $19,000 per day.

In March 2014, we took delivery of an MR tanker under our Newbuilding program, STI Texas City. After delivery, this vessel began a time charter for two years, which includes a profit sharing mechanism whereby earnings in excess of the base time charter rate will be split between the Company and charterer.

In April 2014, we took delivery of an MR tanker under our Newbuilding program, STI Meraux. After delivery, this vessel began a time charter for one year, which includes a profit sharing mechanism whereby earnings in excess of the base time charter rate will be split between the Company and charterer.

The first 16 of these newbuilding vessels have been delivered as of the date of this report, 41 newbuilding product tankers are scheduled for delivery in 2014 and the remaining 13 in the first and second quarters of 2015. The remaining 54 vessels under construction have an aggregate purchase price of $2,000.4 million. As of the date of this report, we have paid $566.8 million of installment payments and have also issued $59.1 million in common stock as partial consideration of these vessels.

The following table is a timeline of future expected payments and dates for our vessels under construction as of March 31, 2014*:

Q2 2014	347.6 million	**
Q3 2014	477.4 million
Q4 2014	258.3 million
Q1 2015	186.8 million
Q2 2015	147.4 million

Total	$1,417.5 million

*	These are estimates only and are subject to change as construction progresses.
**	As of the date of this report, $43.1 million of installment payments have been paid.

Vessel sales

In December 2013, we designated Noemi, Senatore, Venice and STI Spirit as held for sale. As part of this designation, we recorded a $21.2 million write-down to remeasure these vessels at the lower of their carrying amount and fair value less costs to sell.

In January 2014, we agreed to sell Noemi and Senatore for an aggregate selling price of $44.0 million. The sale of Noemi closed in March 2014 and the sale of Senatore closed in April 2014. In connection with these sales, we repaid $22.5 million into our 2010 Revolving Credit Facility in March 2014.

In February 2014, we agreed to sell the 2008-built LR2 product tanker, STI Spirit, for $30.2 million. This sale closed in April 2014 and we repaid all amounts due under the STI Spirit Credit Facility of $21.4 million.

Sale of VLCCs Under Construction

In March 2014, we sold seven VLCCs under construction. As a result of the sale we received net proceeds of $141.7 million in cash and recorded a gain of $51.4 million. The book value of these assets at the time of sale (primarily consisting of installment payments made to date) was $90.3 million.

As of March 31, 2014, we were still party to the performance guarantees under the related construction contracts with the shipyards. We are working with the buyer and the shipyards to novate the contracts to the buyers. Should the counterparty to this transaction fail to fulfill the obligations set forth under each construction contract, then the shipyards have legal recourse to seek payment from us to fulfill these obligations.

Please see “ – Liquidity and Capital Resources – Long Term Debt Obligations and Credit Arrangements” for a discussion on the impact of these sales on the related credit facilities.

Drydock

During 2013, none of our vessels were in drydock. Venice is currently in drydock for an estimated cost $0.8 million and an estimated 20 days of off-hire.

As our fleet matures and expands, our drydock expenses will likely increase. Ongoing costs for compliance with environmental regulations and society classification survey costs are a component of our vessel operating costs. We are not currently aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our results of operations or financial condition.

Dividends

On February 21, 2014, our board of directors declared a quarterly cash dividend of $0.08 per share, which was paid on March 26, 2014 to all shareholders of record as of March 11, 2014.

On April 28, 2014, our board of directors declared a quarterly cash dividend of $0.09 per share, payable on June 12, 2014 to all shareholders as of May 27, 2014.

Stock Buyback Program

On July 9, 2010, the board of directors authorized a stock buyback program of $20.0 million. We repurchase these shares in the open market at the times and prices that we consider to be appropriate. No shares were repurchased during the year ended December 31, 2013 and the three months ended March 31, 2014. As of March 31, 2014 and December 31, 2013, 1,170,987 shares have been purchased under the plan at an average price of $6.7793 per share including commissions. As of March 31, 2014, the remaining stock buyback authorization was $12.1 million.

In April 2014, we resumed our stock buyback program and repurchased 1,229,080 shares of common stock at an average price of $8.83 per share. As of the date of this report, the Company has purchased $18.9 million of shares in the open market at an average price of $7.80 per share.

On April 28, 2014, our board of directors authorized a new stock buyback program with the authorization to purchase up to an additional $100.0 million of shares of our common stock. The Company expects to repurchase these shares in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any shares.

Contractual Obligations

The following table sets forth our total contractual obligations at March 31, 2014:

	Less than	1 to 3	3 to 5	More than
In thousands of U.S. dollars	1 year	years	years	5 years
Bank loan outstanding (1)	$29,620	$81,746	$131,353	$108,289
Estimated interest payments (2)	12,134	24,343	16,557	1,826
Interest rate swap derivative contracts (3)	484	51	—	—
Bank loan - commitment fees (4)	14,669	2,401	—	—
Time charter-in commitments (5)	93,748	10,390	—	—
Technical management fees (6)	5,250	5,250	—	—
Commercial management fees (7)	2,382	2,382	—	—
Newbuilding installments (8)	1,270,180	147,361	—	—

Total	$1,428,467	$273,924	$147,910	$110,115

(1)	Represents principal payments due on our 2010 Revolving Credit Facility, 2011 Credit Facility, STI Spirit Credit Facility, Newbuilding Credit Facility and 2013 Credit Facility based on our outstanding borrowings as of March 31, 2014. There were no outstanding borrowings under our KEXIM Credit Facility and K-Sure Credit Facility as of March 31, 2014. In April 2014, as a result of the sale of STI Spirit, we repaid the full outstanding amount of $21.4 million under the STI Spirit Credit Facility.
(2)	Represents estimated interest payments on our credit facilities. These payments were estimated by taking into consideration (i) the margin on each credit facility, (ii) the amount of interest that is fixed based on our interest rate swap agreements and (iii) the forward curve calculated from the term structure of interest swap rates as published by the US Federal Reserve as of March 31, 2014.

The forward curve was calculated as follows as of March 31, 2014:

Year 1	0.28%
Year 2	0.84%
Year 3	1.92%
Year 4	2.78%
Year 5	3.31%

The margins on each credit facility that have amounts outstanding at March 31, 2014 are as follows:

Facility	Margin
2010 Credit Facility	3.25%
2011 Credit Facility	3.25%
STI Spirit Credit Facility	2.75%
Newbuilding Credit Facility	2.70%
2013 Credit Facility	3.50%

Interest was then estimated using the above mentioned rates multiplied by the amounts outstanding under our various credit facilities using the balance as of March 31, 2014 and taking into consideration the scheduled amortization of such facilities going forward until maturity.

(3)	Represents estimated payments due under our interest rate swaps:

•	The three swaps relating to the 2010 Credit Facility with a total notional amount of $30.0 million carrying an average fixed interest rate of 1.27% during the time period the swap is outstanding (April 1, 2014 through June 2, 2015). The payments due were estimated by offsetting the fixed payments against the estimated interest received using the forward swap curve at March 31, 2014 for each of the swaps.

•	The three swaps relating to the 2011 Credit Facility with a total notional amount of $15.0 million carry an average fixed interest rate of 1.30% during the time period the swap is outstanding (April 1, 2014 through June 30, 2015). The payments due were estimated by offsetting the fixed payments against the estimated interest received using the forward swap curve at March 31, 2014 for each of the swaps.

(2)	As of March 31, 2014, a commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of our 2013 Credit Facility, KEXIM Credit Facility and K-Sure Credit Facility. The 2010 Revolving Credit Facility, STI Spirit Credit Facility and Newbuilding Credit Facility were fully drawn as of March 31, 2014. Additionally, the availability under the 2011 Credit Facility expired on January 2014.

(3)	Represents amounts due under our time charter-in agreements as of March 31, 2014.
(4)	We pay our technical manager, SSM, $685 per day per vessel, which are the same fees that SSM charges to third parties.
(5)	We pay our commercial manager, SCM, $250 per vessel per day for LR2 vessels, $300 per vessel per day for LR1 vessels, $325 per vessel per day for MR and Handymax vessels plus 1.50% of gross revenue for vessels that are in one of the Scorpio Group Pools. When the vessels are not in the pools, SCM charges fees of $250 per vessel per day for the LR1 and LR2 vessels, $300 per vessel per day for the Handymax and MR vessels plus 1.25% of gross revenue.
(6)	Represents obligations under our agreements with HMD, SPP, HSHI and DSME for the construction of 55 newbuilding vessels under our Newbuilding Program as of March 31, 2014.

OFF-BALANCE-SHEET ARRANGEMENTS

As of March 31, 2014, we were committed to make charter-hire payments to third parties for certain chartered-in vessels. These arrangements are accounted for as operating leases. Additionally, we are committed to make payments on our newbuilding vessel orders and remain party to the performance guarantees relating to the seven VLCCs that were sold in March 2014.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our unhedged variable-rate borrowings. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. From time to time, we will use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our variable-rate debt and are not for speculative or trading purposes. Currently, we have six interest rate swaps which became effective on July 2, 2012 for an aggregate notional amount of $45.0 million. The fair market value of our interest rate swaps was a liability of $0.5 million at March 31, 2014.

In thousands of U.S. dollars	As of March 31, 2014
	2014	2015	Total	Fair Value
2010 Credit Facility (1)
Pay fixed/ receive variable	—	$30,000	$30,000	($345)
Average pay rate	1.27%	1.27%

2011 Credit Facility (2)
Pay fixed/ receive variable	—	$15,000	$15,000	($188)
Average pay rate	1.30%	1.30%

(1)	In March 2014, as a result of the sales of Noemi and Senatore and corresponding debt repayment, we reduced the notional amount on three interest rate swaps relating to the 2010 Revolving Credit Facility to $30.0 million from $51.0 million. The notional amounts of the swaps relating to the 2010 Credit Facility have an average fixed rate of 1.27% starting on July 2, 2012 and expiring on June 2, 2015.
(2)	The notional amount of the swaps relating to the 2011 Credit Facility is $15.0 million with an average fixed rate of 1.30%, starting on July 2, 2012 and expiring on June 30, 2015.

Based on the floating rate debt at March 31, 2014, a one-percentage point increase in the floating interest rate would increase interest expense by $3.5 million per year. The following table presents the due dates for the principal payments on our fixed and floating rate debt:

	As of March 31, 2014
		2015 -	2017 -
In thousands of U.S. dollars	2014	2016	2018	Thereafter
Principal payments floating rate debt (unhedged)	$19,708	$82,099	$133,716	$111,225
Principal payments fixed rate debt (hedged)	2,507	1,752	—	—

Total principal payments on outstanding debt	$22,215	$83,851	$133,716	$111,225

Spot Market Rate Risk

The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Group Pools. We currently have two vessels on time charter contracts. Additionally, we have the ability to remove our vessels from the pools on relatively short notice if attractive time charter opportunities arise. A $1,000 per day increase or decrease in spot rates for all of our vessel classes would have increased or decreased our operating income by $4.6 million and $2.6 million for the three months ended March 31, 2014 and 2013, respectively.

Foreign Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues and the majority of our operating expenses are in U.S. Dollars. However, we incur some of our combined expenses in other currencies, particularly the Euro. The amount and frequency of some of these expenses (such as vessel repairs, supplies and stores) may fluctuate from period to period. Depreciation in the value of the U.S. dollar relative to other currencies will increase the U.S. dollar cost of us paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.

There is a risk that currency fluctuations will have a negative effect on our cash flows. We have not entered into any hedging contracts to protect against currency fluctuations. However, we have some ability to shift the purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice. We may seek to hedge this currency fluctuation risk in the future.

Inflation

We do not expect inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

CRITICAL JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The significant judgments and estimates are as follows:

Revenue recognition

We currently generate revenue from vessels operating in pools, in the spot market and on time charter. Revenue recognition for time charters and pools is generally not as complex or as subjective as voyage charters (spot voyages). Time charters are for a specific period of time at a specific rate per day. For long-term time charters, revenue is recognized on a straight-line basis over the term of the charter. Pool revenues are determined by the pool managers from the total revenues and expenses of the pool and allocated to pool participants using a mechanism set out in the pool agreement.

Within the shipping industry, there are two methods used to account for spot voyage revenue: (1) ratably over the estimated length of each voyage or (2) completed voyage. The recognition of voyage revenues ratably over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues and the method used by us. Under each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In applying our revenue recognition method, we believe that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis. In the application of this policy, we do not begin recognizing revenue until (i) the amount of revenue can be measured reliably, (ii) it is probable that the economic benefits associated with the transaction will flow to the entity, (iii) the transactions stage of completion at the balance sheet date can be measured reliably and (iv) the costs incurred and the costs to complete the transaction can be measured reliably.

Vessel impairment

We evaluate the carrying amounts of our vessels to determine whether there is any indication that those vessels have suffered an impairment loss. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss (if any).

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires us to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile. As part of our process of assessing the fair value less costs to sell of the vessel, we obtain vessel valuations from leading, independent and internationally recognized ship brokers on an annual basis or when there is an indication that an asset or assets may be impaired. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use. Likewise, if there is an indication that an impairment loss recognized in prior periods no longer exists or may have decreased, the need for recognizing an impairment reversal is assessed by comparing the carrying amount of the vessels to the latest estimate of recoverable amount.

Vessel lives and residual value

The carrying value of each of our vessels represents its original cost at the time it was delivered or purchased less depreciation and impairment. We depreciate our vessels to their residual value on a straight-line basis over their estimated useful lives of 25 years. The estimated useful life of 25 years is management’s best estimate and is also consistent with industry practice for similar vessels. The residual value is estimated as the lightweight tonnage of each vessel multiplied by a forecast scrap value per ton. The scrap value per ton is estimated taking into consideration the historical four year scrap market rate average at the balance sheet date.

An increase in the estimated useful life of a vessel or in its scrap value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or scrap value would have the effect of increasing the annual depreciation charge.

When regulations place significant limitations over the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted to end at the date such regulations become effective. The estimated salvage value of the vessels may not represent the fair market value at any one time since market prices of scrap values tend to fluctuate.

Deferred drydock cost

We recognize drydock costs as a separate component of the vessels’ carrying amounts and amortize the drydock cost on a straight-line basis over the estimated period until the next drydock. We use judgment when estimating the period between drydocks performed, which can result in adjustments to the estimated amortization of the drydock expense. If the vessel is disposed of before the next drydock, the remaining balance of the deferred drydock is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period when contracted. We expect that our vessels will be required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard and parts and supplies used in making such repairs. We only include in deferred drydocking costs those direct costs that are incurred as part of the drydocking to meet regulatory requirements, or are expenditures that add economic life to the vessel, increase the vessel’s earnings capacity or improve the vessel’s efficiency. Direct costs include shipyard costs as well as the costs of placing the vessel in the shipyard. Expenditures for normal maintenance and repairs, whether incurred as part of the drydocking or not, are expensed as incurred.

SCORPIO TANKERS INC. AND SUBSIDIARIES

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

March 31, 2014 and December 31, 2013

		As of
In thousands of U.S. dollars	Notes	March 31, 2014	December 31, 2013
Assets
Current assets
Cash and cash equivalents		$194,987	$78,845
Accounts receivable		84,448	72,542
Prepaid expenses and other current assets		3,855	2,277
Inventories		4,553	2,857
Vessels held for sale	2	61,410	82,649

Total current assets		349,253	239,170

Non-current assets
Vessels and drydock	2	631,385	530,270
Vessels under construction	3	649,718	649,526
Other assets		30,213	17,907
Investment in associate	4	209,479	209,803

Total non-current assets		1,520,795	1,407,506

Total assets		$1,870,048	$1,646,676

Current liabilities
Bank loans	11	27,744	10,453
Bank loans related to vessels held for sale	11	27,617	21,397
Accounts payable		21,977	20,696
Accrued expenses		7,940	7,251
Derivative financial instruments	12	482	689

Total current liabilities		85,760	60,486

Non-current liabilities
Bank loans	11	289,273	135,279
Derivative financial instruments	12	51	188

Total non-current liabilities		289,324	135,467

Total liabilities		375,084	195,953

Shareholders’ equity
Issued, authorized and fully paid in share capital:
Share capital	10	2,021	1,999
Additional paid in capital	10	1,527,802	1,536,945
Treasury shares		(7,938)	(7,938)
Hedging reserve	12	(188)	(212)
Accumulated deficit		(26,733)	(80,071)

Total shareholders’ equity		1,494,964	1,450,723

Total liabilities and shareholders’ equity		$1,870,048	$1,646,676

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Statements of Income

For the three months ended March 31, 2014 and 2013

		For the three months ended March 31,
In thousands of U.S. dollars except per share and share data	Notes	2014	2013
Revenue
Vessel revenue	6	$76,734	$44,924

Operating expenses
Vessel operating costs		(13,070)	(7,971)
Voyage expenses		(3,974)	(1,200)
Charterhire	8	(40,173)	(20,496)
Depreciation		(5,953)	(4,767)
General and administrative expenses		(10,966)	(2,759)
Gain on sale of VLCCs	3	51,419	—

Total operating expenses		(22,717)	(37,193)

Operating income		54,017	7,731

Other (expense) and income, net
Financial expenses		(399)	(1,399)
Realized gain on derivative financial instruments	12	17	68
Unrealized gain on derivative financial instruments	12	47	44
Financial income		27	181
Share of loss from associate	4	(324)	—
Other expenses, net		(47)	(15)
Total other expenses, net		(679)	(1,121)

Net income		$53,338	$6,610

Earnings per share

Basic	10	$0.28	$0.08
Diluted	10	$0.28	$0.08
Basic weighted average shares outstanding	10	189,290,673	85,854,384
Diluted weighted average shares outstanding	10	192,430,865	86,488,351

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the three months ended March 31, 2014 and 2013

		For the three months ended March 31,
In thousands of U.S. dollars	Notes	2014	2013
Net income		$53,338	$6,610
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss
Cash flow hedges
Unrealized gain on derivative financial instruments	12	24	24

Other comprehensive income		24	24

Total comprehensive income		$53,362	$6,634

Attributable to:
Equity holders of the parent		$53,362	$6,634

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the three months ended March 31, 2014 and 2013

In thousands of U.S. dollars except share data	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Accumulated deficit	Hedging reserve	Total

Balance as of January 1, 2013	63,827,846	$650	$519,493	($7,938)	($97,086)	($329)	$414,790
Net income for the period	—	—	—	—	6,610	—	6,610
Other comprehensive income	—	—	—	—	—	24	24
Net proceeds from follow on offerings	59,684,000	597	448,666	—	—	—	449,263
Amortization of restricted stock	—	—	500	—	—	—	500

Balance as of March 31, 2013	123,511,846	$1,247	$968,659	($7,938)	($90,476)	($305)	$871,187

Balance as of January 1, 2014	198,791,502	$1,999	$1,536,945	($7,938)	($80,071)	($212)	$1,450,723
Net income for the period	—	—	—	—	53,338	—	53,338
Other comprehensive income	—	—	—	—	—	24	24
Issuance of restricted stock	2,156,045	22	(22)	—	—	—	—
Amortization of restricted stock	—	—	6,955	—	—	—	6,955
Dividends paid	—	—	(16,076)	—	—	—	(16,076)

Balance as of March 31, 2014	200,947,547	$2,021	$1,527,802	($7,938)	($26,733)	($188)	$1,494,964

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Cash Flow Statements

For the three months ended March 31, 2014 and 2013

	For the three months ended March 31,
In thousands of U.S. dollars	2014	2013
Operating activities
Net income	$53,338	$6,610
Gain on sale of VLCCs	(51,419)	—
Depreciation	5,953	4,767
Amortization of restricted stock	6,955	500
Amortization of deferred financing fees	155	255
Straight-line adjustment for charterhire expense	3	(31)
Share of loss from associate	324	—
Unrealized gain on derivative financial instruments	(47)	(44)

	15,262	12,057

Changes in assets and liabilities:
Drydock payments	—	(1,202)
Increase in inventories	(1,700)	(719)
Increase in accounts receivable	(11,906)	(11,211)
Increase in prepaid expenses and other current assets	(935)	(1,006)
Increase in other assets	(47)	—
Increase in accounts payable	3,125	593
Increase / (decrease) in accrued expenses	1,759	(88)
Interest rate swap termination payment	(274)	—

	(9,978)	(13,633)

Net cash inflow / (outflow) from operating activities	5,284	(1,576)

Investing activities
Acquisition of vessels and payments for vessels under construction	(199,055)	(155,180)
Proceeds from disposal of vessels	162,950	—

Net cash outflow from investing activities	(36,105)	(155,180)

Financing activities
Bank loan repayment	(27,674)	(1,838)
Bank loan drawdown	209,100	34,375
Debt issuance costs	(18,345)	(343)
Gross proceeds from issuance of common stock	—	465,037
Equity issuance costs	(42)	(15,774)
Dividends paid	(16,076)	—

Net cash inflow from financing activities	146,963	481,457

Increase in cash and cash equivalents	116,142	324,701
Cash and cash equivalents at January 1,	78,845	87,165

Cash and cash equivalents at March 31,	$194,987	$411,866

Supplemental information:
Interest paid	$2,669	$1,264

During the three months ended March 31, 2014, we accrued $12.7 million for installment payments on our newbuilding vessels. These payments were made in April 2014. These items represent significant non-cash transactions incurred during the three months ended March 31, 2014.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Notes to the unaudited condensed consolidated financial statements

1.	General information and significant accounting policies

Company

Scorpio Tankers Inc. and its subsidiaries (together “we”, “our” or the “Company”) are engaged in the seaborne transportation of refined petroleum products and crude oil in the international shipping markets. Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands on July 1, 2009. On April 6, 2010, we closed on our initial public offering and the stock currently trades on the New York Stock Exchange under the symbol STNG.

Our owned fleet at March 31, 2014 consisted of 21 tankers (one Handymax tanker, 15 MR tankers, three LR1 tankers, one-Panamax tanker and one LR2 tanker), 32 time chartered-in tankers (nine Handymax tankers, seven MR tankers, six LR1 tankers and 10 LR2 tankers), and 55 newbuilding product tankers. We also owned 26.5% of Dorian LPG Ltd (“Dorian”) at March 31, 2014. Dorian is a liquefied petroleum gas shipping company that owns three Very Large Gas Carriers (‘VLGCs’) and one pressurized gas carrier and has 19 VLGCs under construction.

Our vessels are commercially managed by Scorpio Commercial Management S.A.M. (“SCM”), which is majority owned by the Lolli-Ghetti family of which, Emanuele Lauro, our Chairman and Chief Executive Officer is a member. SCM’s services include securing employment, in pools, in the spot market and on time charters.

Our vessels are technically managed by Scorpio Ship Management S.A.M. (“SSM”), which is majority owned by the Lolli-Ghetti family. SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services as necessary to operate the vessels such as drydocks and vetting/inspection under a technical management agreement.

We also have an administrative services agreement with Scorpio Services Holding Ltd. (“SSH”), which is majority owned by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space, which are contracted to SCM. We pay our managers fees for these services and reimburse them for direct or indirect expenses that they incur in providing these services.

Basis of accounting

The unaudited condensed consolidated financial statements have been presented in United States dollars (“USD” or “$”), which is the functional currency of Scorpio Tankers Inc. and all of its subsidiaries.

The unaudited condensed consolidated financial statements for the three months ended March 31, 2014 and March 31, 2013 have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Statements, as issued by the International Accounting Standards Board using the same accounting policies as adopted in the preparation of the consolidated financial statements for the year ended December 31, 2013. This unaudited condensed consolidated interim financial report does not include all of the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards.

Adoption of new and amended IFRS and IFRIC interpretations from January 1, 2014

Standards and interpretations adopted during the period

•	IFRIC 21 – Levies

•	Amendment to IAS 32 – Financial instruments: Presentation – Offsetting financial assets and liabilities

•	Amendments to IAS 36 – Impairment of Assets: On recoverable amount disclosures

•	Amendments to IAS 39 – Financial Instruments: Recognition and measurement, on novation of derivative

The adoption of these standards did not have a material impact on these unaudited condensed consolidated financial statements.

Standard and Interpretation issued not yet adopted

At the date of authorization of these unaudited condensed consolidated financial statements, the following Standard and Interpretation which has not been applied in these unaudited condensed consolidated financial statements was issued but not yet effective:

•	IFRS 9 – Financial Instruments

We do not expect that the adoption of this standard in future periods will have a material impact on our financial statements.

2.	Vessels and drydock

Vessel held for sale

In December 2013, we designated Noemi, Senatore, Venice and STI Spirit as held for sale. As part of this designation, we recorded a $21.2 million write-down to remeasure these vessels at the lower of their carrying amount and fair value less costs to sell. Their revised carrying amount of $82.6 million was then reclassified from ‘Vessels’ to ‘Vessels Held for Sale’ on the consolidated balance sheet as of December 31, 2013.

In January 2014, we agreed to sell Noemi and Senatore for an aggregate selling price of $44.0 million. The sale of Noemi closed in March 2014 resulting in a $21.2 million reduction in Vessels Held for Sale at March 31, 2014. The sale of Senatore closed in April 2014. No adjustment to the write down recorded in December 2013 was made as part of these closings. As part of these sales, we repaid $22.5 million into our 2010 Revolving Credit Facility in March 2014. This repayment, and the resultant impact on this credit facility is discussed further in Note 11.

In February 2014, we agreed to sell the 2008 built LR2 product tanker, STI Spirit, for $30.2 million. This sale closed in April 2014 and no adjustment to the write down recorded in December 2013 was made as part of this closing.

The following is a roll forward of the activity within Vessels and drydock:

In thousands of U.S. dollars	Vessels	Drydock	Total
Cost
As of January 1, 2014	$566,583	$12,102	$578,685
Additions (1)	104,818	2,250	107,068

As of March 31, 2014	671,401	14,352	685,753

Accumulated depreciation and impairment
As of January 1, 2014	(45,021)	(3,394)	(48,415)
Charge for the period	(5,224)	(729)	(5,953)

As of March 31, 2014	(50,245)	(4,123)	(54,368)

Net book value

As of March 31, 2014	$621,156	$10,229	$631,385

Net book value

As of December 31, 2013	$521,562	$8,708	$530,270

(1)	Additions in 2014 primarily relate to the deliveries of three newbuilding vessels and corresponding calculations of notional drydock on these vessels.

Newbuilding vessel deliveries

In January 2014, we took delivery of two vessels under our Newbuilding program, STI Duchessa and STI Opera. After delivery, each vessel began a short term time charter for up to 120 days at approximately $19,000 per day.

In March 2014, we took delivery of an MR tanker under our Newbuilding program, STI Texas City. After delivery, this vessel began a time charter for two years, which also includes a profit sharing mechanism whereby earnings in excess of the base time charter rate will be split between the Company and charterer.

As a result of these deliveries, we reclassified $106.9 million from Vessels under construction to Vessels during the three months ended March 31, 2104.

Carrying values of vessels and vessels under construction

At each balance sheet date, we review the carrying amounts of vessels and related drydock costs and vessels under construction (discussed in Note 3) to determine if there is any indication that those assets have suffered an impairment loss. If such indication exists, the recoverable amount of these assets is estimated in order to determine the extent of the impairment loss (if any). Recoverable amount is the higher of fair value less costs to sell and value in use. As part of this evaluation, we consider certain indicators of potential impairment, such as market conditions including forecast time charter rates and values for second hand product tankers, discounted projected vessel operating cash flows and the Company’s overall business plans. As of March 31, 2014, there were no indicators of potential impairment.

3.	Vessels under construction

A roll-forward of activity within Vessels under construction is as follows:

In thousands of U.S. dollars
Balance as of January 1, 2014	$649,526
Installment payments and other capitalized expenses	194,538
Sale of VLCCs (1)	(90,286)
Capitalized interest	2,858
Transferred to operating vessels and drydock	(106,918)

Balance as of March 31, 2014	$649,718

(1)	Represents installment payments on the seven VLCC newbuilding contracts that were sold in March 2014.

Sale of VLCCs under Construction

In March 2014, we sold seven Very Large Crude Carriers (‘VLCCs’) under construction. As a result of the sale we received net proceeds of $141.7 million in cash, and we recorded a gain of $51.4 million. The book value of these assets at the time of sale (primarily consisting of installment payments made to date) was $90.3 million.

As of March 31, 2014, we were still party to the performance guarantees under the related construction contracts with the shipyards. We are working with the buyer and the shipyards to novate the contracts to the buyers. Should the counterparty to this transaction fail to fulfill the obligations set forth under each construction contract, then the shipyards have legal recourse to seek payment from us to fulfill these obligations.

Capitalized interest

In accordance with IAS 23 “Borrowing Costs,” applicable interest costs are capitalized during the period that vessels are under construction. For the three months ended March 31, 2014 and 2013, we capitalized interest expense for the vessels under construction of $2.9 million and $0.7 million, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 4.2%. We cease capitalizing interest when the vessels reach the location and condition necessary to operate in the manner intended by management.

Newbuilding Program

As of March 31, 2014, we had a total of 55 newbuilding product tanker orders with HMD, SPP, HSHI and DSME which included 29 MRs, 14 Handymax ice class-1A vessels and 12 LR2s for an aggregate purchase price of $2,037.4 million, of which $551.0 million was paid as of that date. We have also issued $68.9 million in common stock as partial consideration for the purchase of seven MR tankers under construction as of March 31, 2014

The following table is a timeline of future expected payments and dates for our vessels under construction as of March 31, 2014*:

Q2 2014	347.6 million	**
Q3 2014	477.4 Million
Q4 2014	258.3 Million
Q1 2015	186.8 Million
Q2 2015	147.4 Million

Total	$1,417.5 Million

*	These are estimates only and are subject to change as construction progresses.
**	As of the date of this report, $43.1 million of installment payments have been paid.

2013 purchase of four MRs in exchange for common shares

In November 2013, we issued 3,611,809 shares at an issuance price of $11.83 per share in exchange for the transfer of ownership to the Company of four MR product tankers under construction. The vessels were accounted for at their fair value in accordance with IFRS. The agreement stipulated that if the Company’s share price was not maintained at or above the issuance price for 20 days in a 180 period ending at the end of May 2014, then the Company will be liable to issue additional shares or to pay cash to increase the value of the consideration to the value received at the closing date. As of the date of this report, the share price has maintained or exceeded the issuance price for only four days.

The amount of cash or number of shares to be issued at the end of this period will be determined based on the market value at the end of this 180 day period and will be adjusted for any shares that the seller has sold during the period. As the choice of settlement is at the discretion of the Company, the Company has no present obligation to pay in cash. Accordingly, no liability has been recorded at March 31, 2014. Any future adjustment, if any, will be recorded against share capital and reserve.

4.	Investment in Associate

Investment in Dorian LPG Ltd.

As of March 31, 2014, we owned 64,073,744, shares or approximately 26.5% of the outstanding shares of Dorian LPG Ltd. (‘Dorian’). On February 12, 2014, Dorian completed a follow on offering which resulted in the dilution of our ownership percentage to 26.5% from 30.0%.

Dorian’s shares are traded on the Norwegian Over the Counter Exchange (‘NOTC’) and closed at NOK 21.50 per share, or approximately $3.59 per share on March 31, 2014. In April 2014, Dorian affected a one for five reverse stock split of its common shares and launched an initial public offering on the New York Stock Exchange. These transactions, and their resultant effect on our interest in Dorian, are further described in Note 13.

Our share of current period results

The following table depicts summarized unaudited financial information of Dorian for the three months ended March 31, 2014. Dorian prepares its financial statements in accordance with Generally Accepted Accounting Principles in the United States (‘US GAAP’). As such adjustments were made to convert our share of Dorian’s results from US GAAP to IFRS.

Summary income statement information:

In thousands of US dollars	Dorian LPG Ltd. for the three months ended March 31, 2014 (1)	Impact of revaluation and conversion to IFRS (2)	Adjusted Dorian LPG Ltd. for the three months ended March 31, 2014
Revenue	$9,779	—	$9,779
Operating income	1,210	(178)	1,032
Net loss	(973)	(178)	(1,152)

STI’s share of net loss	(274)	(50)	(324	) (3)

Summary balance sheet information:

	Dorian LPG Ltd. as of
In thousands of US dollars	March 31, 2014 (1)	December 31, 2013 (1)
Current assets	$315,514	$337,026
Non-current assets	524,944	413,054

Total assets	840,458	750,080

Current liabilities	15,079	22,166
Non-current liabilities	133,169	131,911

Total liabilities	148,248	154,077

Net assets	$692,210	$596,003

(1)	Prepared in accordance with US GAAP.
(2)	This represents the (i) excess depreciation calculated as a result of our stepped up basis upon acquisition and (ii) our conversion of depreciation expense from US GAAP to IFRS.
(3)	Calculated as 28.15% of Dorian’s adjusted net loss for the three months ended March 31, 2014. This ratio was determined by calculating our weighted average ownership percentage during the period, taking into consideration the effect of Dorian’s private placement that closed on February 12, 2014.

The following table represents a rollforward of the carrying value of our investment for the three months ended March 31, 2014:

In thousands of US dollars	Rollforward of carrying value
STI’s share of net assets at December 31, 2013	$178,801
Revaluation of initial interest to fair value (1)	31,016
Accumulated equity accounting adjustments (2)	(14)
STI’s share of net loss for the three months ended March 31, 2014	(324)

Carrying value at March 31, 2014	$209,479

(1)	Represents the step-up adjustment to revalue Dorian’s balance sheet to fair value as of the closing date, November 26, 2013.
(2)	Represents our share of the excess depreciation calculated as a result of our stepped up basis and our conversion of depreciation expense from US GAAP to IFRS from November 26, 2013, to December 31, 2013.

5.	Related party transactions

Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related party affiliates) in the unaudited condensed consolidated statement of income and balance sheet are as follows:

	For the three months ended March 31,
In thousands of US dollars	2014	2013
Pool revenue (1)
Scorpio MR Pool Limited	$23,691	$19,903
Scorpio Handymax Tanker Pool Limited	15,002	8,821
Scorpio LR2 Pool Limited	13,118	4,128
Scorpio Panamax Tanker Pool Limited	12,629	8,506
Vessel operating costs (2)	(1,276)	(638)
Commissions (3)	(152)	(44)
Administrative expenses (4)	(638)	(423)

(1)	These transactions relate to revenue earned in the Scorpio LR2, Scorpio Panamax, Scorpio MR, and Scorpio Handymax Tanker Pools (the Pools), which are owned by Scorpio LR2 Pool Limited, Scorpio Panamax Tanker Pool Limited, Scorpio MR Pool Limited, and Scorpio Handymax Tanker Pool Limited, respectively. The Pools are related party affiliates.
(2)	These transactions represent technical management fees charged by SSM, a related party affiliate, which are included in the vessel operating costs in the unaudited condensed consolidated statement of income. We believe our technical management fees for the three months ended March 31, 2014 and 2013 were at arms-length rates as they were based on contracted rates that were the same as those charged to other vessels managed by SSM at the time the management agreements were entered into. In June 2013, this fee was increased to $685 per vessel per day from $548 per vessel per day for technical management.
(3)	These transactions represent the expense due to SCM for commissions related to the commercial management services provided by SCM under the Commercial Management Agreement (see description below). Each vessel pays a commission of 1.25% of their gross revenue when not in the Pools. When our vessels are in the Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our Panamax/LR1 vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus 1.50% commission on gross revenues per charter fixture. These are the same fees that SCM charges other vessels in these pools, including third party owned vessels, and they are included in voyage expenses in the unaudited condensed consolidated statement of income.
(4)

We have an Administrative Services Agreement with Scorpio Services Holding Limited, or SSH, for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party to us. We reimburse SSH for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. SSH also arranges vessel sales and purchases for us. The services provided to us by SSH may be sub-contracted to other entities within the Scorpio Group.

Additionally, our Commercial Management Agreement with SCM includes a daily flat fee charged payable to SCM for the vessels that are not in one of the pools managed by SCM. The flat fee is $250 per day for Panamaxes/LR1 and LR2 vessels and $300 per day for Handymax and MR vessels.

•	The expense for the three months ended March 31, 2014 of $0.6 million included the flat fee of $0.1 million charged by SCM and administrative fees of $0.5 million charged by SSH and were included in voyage expenses and general and administrative expenses in the unaudited condensed consolidated statement of income.

•	The expense for the three months ended March 31, 2013 of $0.4 million included the flat fee of $0.1 million charged by SCM and administrative fees of $0.3 million charged by SSH and were included in voyage expenses and general and administrative expenses in the unaudited condensed consolidated statement of income.

(5)	The Administrative Services Agreement with SSH includes a fee for arranging vessel purchases and sales on our behalf equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. These fees are capitalized as part of the carrying value of the related vessel for a vessel purchase and are included as part of the gain or loss on sale for a vessel disposal. During the three months ended March 31, 2014, we paid SSH an aggregate fee of $15.0 million, which consisted of $1.0 million related to the purchase and delivery of three newbuilding vessels in 2014 and $14.0 million relating to the purchase and subsequent sale of our seven VLCCs under construction in March 2014. During the three months ended March 31, 2013, we paid SSH an aggregate fee of $0.7 million relating to the delivery of STI Sapphire and STI Emerald.

We had the following balances with related parties, which have been included in the unaudited condensed consolidated balance sheets:

	As of
In thousands of US dollars	March 31, 2014	December 31, 2013
Assets:
Accounts receivable (due from the Pools)	$76,391	$68,512
Accounts receivable (SCM)	—	8

Liabilities:
Accounts payable (owed to the Pools)	736	95
Accounts payable (SCM)	32	—
Accounts payable (SSM)	1	1

In 2011, we also entered into an agreement to reimburse costs to SSM as part of its supervision agreement for newbuilding vessels. $0.1 million and $0.02 million were charged under this agreement during the three months ended March 31, 2014 and 2013, respectively.

Key management remuneration

The table below shows key management remuneration for the three months ended March 31, 2014 and 2013:

	For the three months ended March 31,
In thousands of U.S. dollars	2014	2013
Short-term employee benefits (salaries)	$1,191	$704
Share-based compensation (1)	5,278	487

Total	$6,469	$1,191

(1)	Represents the amortization of restricted stock issued under our equity incentive plans as described in note 9.

There are no post-employment benefits.

6.	Vessel revenue

During the three months ended March 31, 2014, we had one vessel that earned revenue through a time-charter contract. The remaining vessels earned revenue from the Scorpio Group pools or in the spot market. During the three months ended March 31, 2013, we had five vessels that earned revenue in the spot market and the remaining vessels earned revenue from the Scorpio Group pools.

Revenue Sources

	For the three months
	ended March 31,
In thousands of U.S. dollars	2014	2013
Pool revenue	$64,440	$41,355
Voyage revenue	12,134	3,569
Time charter revenue	10	—
Other revenue	150	—

	$76,734	$44,924

Seasonality

The tanker market is typically stronger in the winter months of the northern hemisphere as a result of increased oil consumption but weaker in the summer months of the northern hemisphere as a result of lower oil consumption and refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result revenue generated by our vessels have historically been weaker during April – September and stronger during October – March.

7.	Segment reporting

Information about our reportable segments for the three months ended March 31, 2014 and 2013 is as a follows:

For the three months ended March 31, 2014

In thousands of U.S. dollars	Panamax/LR1	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total

Vessel revenue	$21,860	$14,974	$13,118	$26,632	$76,584	$150	$76,734
Vessel operating costs	(3,672)	(973)	(667)	(7,758)	(13,070)	—	(13,070)
Voyage expenses	(3,774)	16	(23)	(193)	(3,974)	—	(3,974)
Charterhire	(6,498)	(10,959)	(13,009)	(9,707)	(40,173)	—	(40,173)
Depreciation	(852)	(317)	—	(4,784)	(5,953)	—	(5,953)
General and administrative expenses	(148)	(35)	(36)	(380)	(599)	(10,367)	(10,966)
Gain on sale of VLCCs	—	—	—	—	—	51,419	51,419
Financial expenses	—	—	(184)	—	(184)	(215)	(399)
Realized gain on derivative financial instruments	—	—	—	—	—	17	17
Unrealized gain on derivative financial instruments	—	—	—	—	—	47	47
Financial income	—	—	—	—	—	27	27
Share of loss from associate	—	—	—	—	—	(324)	(324)
Other expenses, net	—	—	—	(20)	(20)	(27)	(47)

Segment profit or loss	$6,916	$2,706	($801)	$3,790	$12,611	$40,727	$53,338

For the three months ended March 31, 2013

In thousands of U.S. dollars	Panamax/LR1	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total

Vessel revenue	$9,511	$8,826	$4,108	$22,479	$44,924	—	$44,924
Vessel operating costs	(3,620)	(628)	(644)	(3,079)	(7,971)	—	(7,971)
Voyage expenses	(975)	—	2	(227)	(1,200)	—	(1,200)
Charterhire	(2,469)	(5,771)	(2,213)	(10,043)	(20,496)	—	(20,496)
Depreciation	(1,871)	(319)	(433)	(2,144)	(4,767)	—	(4,767)
General and administrative expenses	(147)	(25)	(46)	(179)	(397)	(2,362)	(2,759)
Financial expenses	—	—	(216)	—	(216)	(1,183)	(1,399)
Realized gain on derivative financial instruments	68	—	—	—	68	—	68
Unrealized loss on derivative financial instruments	(31)	—	—	—	(31)	75	44
Financial income	—	—	—	—	—	181	181
Other expenses, net	—	—	(2)	—	(2)	(13)	(15)

Segment profit or loss	$466	$2,083	$556	$6,807	$9,912	($3,302)	$6,610

8.	Charterhire

The following table depicts our time chartered-in vessel commitments as of March 31, 2014.

	Name	Year built	Type	Delivery (1)	Charter Expiration	Rate ($/day)
	Active as of March 31, 2014
1	Freja Polaris	2004	Handymax	April-13	April-14	12,700	(2)
2	Kraslava	2007	Handymax	January-11	May-15	12,800	(3)
3	Krisjanis Valdemars	2007	Handymax	February-11	April-15	12,800	(4)
4	Jinan	2003	Handymax	April-13	April-15	12,600
5	Iver Progress	2007	Handymax	September-13	March-15	12,500	(5)
6	Iver Prosperity	2007	Handymax	October-13	October-14	12,500	(6)
7	Histria Azure	2007	Handymax	April-12	April-15	12,600	(7)
8	Histria Coral	2006	Handymax	July-11	July-14	12,800	(8)
9	Histria Perla	2005	Handymax	July-11	July-14	12,800	(8)
10	STX Ace 6	2007	MR	May-12	May-14	14,150	(9)
11	Targale	2007	MR	May-12	May-14	14,500	(10)
12	Gan-Triumph	2010	MR	May-13	May-14	14,150
13	Nave Orion	2013	MR	March-13	March-15	14,300	(11)
14	Hafnia Lupus	2012	MR	April-12	April-14	14,760	(12)
15	Gan-Trust	2013	MR	January-13	January-16	16,250	(13)
16	Usma	2007	MR	January-13	January-15	14,500
17	SN Federica	2003	LR1	February-13	May-15	11,250	(14)
18	SN Azzura	2003	LR1	December-13	December-14	13,600
19	King Douglas	2008	LR1	August-13	August-14	14,000	(15)
20	Hellespont Promise	2007	LR1	December-12	August-14	14,250
21	Hellespont Progress	2006	LR1	March-14	March-15	15,000	(16)
22	FPMC P Eagle	2009	LR1	September-12	September-15	14,525
23	FPMC P Hero	2011	LR2	April-13	May-14	15,000	(17)
24	FPMC P Ideal	2012	LR2	January-13	July-14	15,250	(18)
25	Swarna Jayanti	2010	LR2	March-14	March-15	15,000
26	Densa Alligator	2013	LR2	September-13	September-14	16,500	(19)
27	Khawr Aladid	2006	LR2	July-13	July-15	15,400
28	Fair Seas	2008	LR2	January-13	August-14	16,500	(20)
29	Southport	2008	LR2	December-13	December-14	15,700
30	Pink Stars	2010	LR2	April-13	April-14	16,125
31	Four Sky	2010	LR2	September-13	September-14	16,250
32	Orange Stars	2011	LR2	April-13	April-14	16,125

	Time Charters That Expired In 2014
1	Ugale	2007	MR	January-13	January-14	14,000

(1)	Represents delivery date or estimated delivery date.
(2)	We have an option to extend the charter for an additional year at $14,000 per day.
(3)	In February 2014, we declared an option to extend the charter for an additional year at $13,650 per day effective May 2014.
(4)	In February 2014, we declared an option to extend the charter for an additional year at $13,650 per day effective April 2014. The agreement also contains a 50% profit and loss sharing provision whereby we split all of the vessel’s profits and losses above or below the daily base rate with the vessel’s owner.
(5)	We have an option to extend the charter for an additional year at $13,500 per day.
(6)	We have an option to extend the charter for an additional year at $13,250 per day.
(7)	In February 2014, we declared an option to extend the charter for an additional year at $13,550 per day effective April 2014.
(8)	We have options to extend each charter for an additional year at $13,550 per day.
(9)	We have an option to extend the charter for an additional year at $15,150 per day.
(10)	In April 2014, we declared an option to extend the charter for an additional year at $14,850 per day effective May 2014. We have options to extend the charter for up to two consecutive one year periods at $15,200 per day and $16,200 per day, respectively.
(11)	We have an option to extend the charter for an additional year at $15,700 per day.
(12)	We have an option to extend the charter for an additional year at $16,000 per day.
(13)	The daily base rate represents the average rate for the three year duration of the agreement. The rate for the first year is $15,750 per day, the rate for the second year is $16,250 per day, and the rate for the third year is $16,750 per day. We have options to extend the charter for up to two consecutive one year periods at $17,500 per day and $18,000 per day, respectively.
(14)	We have an option to extend the charter for an additional year at $12,500 per day. We have also entered into an agreement with the vessel owner whereby we split all of the vessel’s profits above the daily base rate.
(15)	We have an option to extend the charter for an additional year at $15,000 per day.
(16)	We have options to extend the charter for up to two consecutive one year periods at $16,250 per day and $17,250 per day, respectively.
(17)	In April 2014, we declared an option to extend the charter for an additional six months at $15,250 per day, effective May 2014. We have an option to extend the charter for an additional six month period $15,500 per day.
(18)	We have an option to extend the charter for an additional six months at $15,500 per day.
(19)	We have an option to extend the charter for one year at $17,550 per day.
(20)	We have options to extend the charter for two consecutive six month periods at $16,500 per day and $16,750 per day, respectively.

The undiscounted remaining future minimum lease payments under these arrangements as of March 31, 2014 are $104.1 million. The obligations under these agreements will be repaid as follows:

	As of March 31,
In thousands of U.S. dollars	2014	2013
Less than 1 year	$93,748	$82,556
1 - 5 years	10,390	23,238

Total	$104,138	$105,794

The total expense recognized under charterhire agreements during the three months ended March 31, 2014 and 2013 was $40.2 million and $20.5 million, respectively.

9.	Common shares

2013 Equity Incentive Plan

In February 2014, we issued 2,011,000 shares of restricted stock to our employees and 145,045 shares to our directors for no cash consideration. The weighted average share price on the issuance date was $9.30 per share. The vesting schedule of the restricted stock to our employees is (i) one-third of the shares vest on February 21, 2017, (ii) one-third of the shares vest on February 21, 2018, and (iii) one-third of the shares vest on February 21, 2019. The vesting schedule of the restricted stock to our directors is (i) one-third of the shares vest on February 21, 2015, (ii) one-third of the shares vest on February 21, 2016, and (iii) one-third of the shares vest on February 21, 2017. In March 2014, we amended the 2013 Equity Incentive Plan to clarify that the plan administrator has the ability to redeem restricted stock for fair market value (as defined in the plan) at the vesting date at its discretion.

Compensation expense is recognized ratably over the vesting periods for each tranche using the straight-line method.

As of March 31, 2014, there were 11,492,682 unvested shares of restricted stock outstanding. Assuming that all the restricted stock will vest, the stock compensation expense in future periods, including that related to restricted stock issued in prior periods will be:

In thousands of U.S. dollars	Employees	Directors	Total
April 1, 2014 through December 31, 2014	$19,638	$2,509	$22,147
For the year ending December 31, 2015	25,577	1,436	27,013
For the year ending December 31, 2016	20,797	259	21,056
For the year ending December 31, 2017	11,367	21	11,388
For the year ending December 31, 2018	3,904	—	3,904
For the year ending December 31, 2019	177	—	177

	$81,460	$4,225	$85,685

Stock Buyback Program

On July 9, 2010, the board of directors authorized a stock buyback program of $20.0 million. We repurchase these shares in the open market at the times and prices that we consider to be appropriate. No shares were repurchased during the year ended December 31, 2013 and the three months ended March 31, 2014. As of March 31, 2014 and December 31, 2013, 1,170,987 shares have been purchased under the plan at an average price of $6.7793 per share including commissions. As of March 31, 2014, the remaining stock buyback authorization was $12.1 million.

In April 2014, we resumed purchasing shares under this program and received an additional $100.0 million authorization from the board of directors. This activity is further described in Note 13.

Dividend Payments

In February 2014, the board of directors declared a quarterly cash dividend of $0.08 per share, which was paid on March 26, 2014 to all shareholders of record as of March 11, 2014.

Shares outstanding

As of March 31, 2014 we had 200,947,547 shares outstanding. These shares provide the holders with rights to dividends and voting rights.

10.	Earnings per share

The calculation of both basic and diluted earnings/loss per share is based on net income/loss attributable to equity holders of the parent and weighted average outstanding shares of:

	For the three months ended March 31,
In thousands of U.S. dollars except share data	2014	2013
Net income attributable to equity holders of the parent	$53,338	$6,610
Basic weighted average number of shares	189,290,673	85,854,384
Effect of dilutive potential basic shares:
Restricted stock	3,140,193	633,967

Diluted weighted average number of shares	192,430,865	86,488,351

The dilutive effect of 3,140,193 and 633,967 shares of restricted stock for the three months ended March 31, 2014 and 2013 is related to 11,492,682 and 840,458 unvested restricted shares, respectively.

11.	Bank loans

The following is a breakdown of the current and non-current portion of our bank loans outstanding at March 31, 2014 and December 31, 2013.

	As of
In thousands of US dollars	March 31, 2014	December 31, 2013
Current portion (1)	$27,744	$10,453
Bank loan related to vessels held for sale (2)	27,617	21,397

Current bank loans	55,361	31,850

Non-current portion (3)	289,273	135,279

Total bank loans	$344,634	$167,129

(1)	The current portion at March 31, 2014 was net of unamortized deferred financing fees of $0.5 million. The current portion at December 31, 2013 was net of unamortized deferred financing fees of $0.2 million.
(2)	Represents amounts due under our STI Spirit Credit Facility and the portion of the 2010 Revolving Credit Facility related to Venice (which was classified as held for sale) at March 31, 2014. As of December 31, 2013, this relates to amounts due under our STI Spirit Credit Facility. This is shown net of $0.4 million and $0.3 million of unamortized deferred financing fees as of March 31, 2014 and December 31, 2013, respectively. The amounts due under the STI Spirit Credit Facility were repaid in April 2014 as a result of that vessel’s sale as further described in Note 13.
(3)	The non-current portion at March 31, 2014 and December 31, 2013 was net of unamortized deferred financing fees of $5.5 million and $2.0 million, respectively.

2010 Revolving Credit Facility

In January 2014, we drew down $72.4 million from the 2010 Revolving Credit Facility. In March 2014, we paid $22.5 million into this facility as a result of the sales of Noemi and Senatore. As a result of this repayment, the availability of this facility was reduced by such amount and the quarterly reduction was reduced to $2.1 million from $3.1 million per quarter. We also wrote-off a total of $0.2 million of deferred financing fees as part of these debt repayments.

The outstanding balance at March 31, 2014 was $47.8 million and was fully drawn. As of December 31, 2013, there was no outstanding balance and there was $72.4 million available to draw. We were in compliance with the financial covenants relating to this facility as of March 31, 2014.

2011 Credit Facility

In January 2014, we drew down $52.0 million from the 2011 Credit Facility. In connection with this draw down, STI Duchessa, STI Le Rocher and STI Larvotto were provided as collateral under the facility. The outstanding balance at March 31, 2014 and December 31, 2013 was $114.9 million and $64.0 million, respectively and the availability under this credit facility expired on January 31, 2014. We were in compliance with the financial covenants relating to this facility as of March 31, 2014.

STI Spirit Credit Facility

In February 2014, we agreed to sell STI Spirit for $30.2 million. The outstanding balance at March 31, 2014 and December 31, 2013 was $21.4 million and $21.7 million, respectively. We were in compliance with the financial covenants relating to this facility as of March 31, 2014. As further described in Note 13, this loan was repaid in full in April 2014 as part of the sale of STI Spirit.

Newbuilding Credit Facility

In March 2014, we converted the Credit Agricole credit facility from a term loan to a reducing revolving credit facility. This gives us the ability to draw down and repay the available commitments under the facility when needed. All other terms and definitions remain unchanged. The amount available is reduced by $1.5 million each quarter until the maturity date in June 2019. This transaction has been accounted for as a debt modification and accordingly, no deferred financing fees were written off.

The amount available under this facility was $82.3 million and was fully drawn as of March 31, 2014. The outstanding balance at December 31, 2013 was $83.8 million. We were in compliance with the financial covenants relating to this facility as of March 31, 2014.

2013 Credit Facility

In February 2014, we drew down $64.2 million from the 2013 Credit Facility. In connection with this draw down, STI Opera, STI Fontvieille and STI Ville were provided as collateral under the facility. In March 2014, we drew down $20.5 million from the 2013 Credit Facility to partially finance the delivery of STI Texas City. The outstanding balance at March 31, 2014 was $84.7 million and there was $440.3 million available to draw which can be used to finance the lesser of 60% of the contract price for a qualifying newbuilding vessel and such vessel’s fair market value at the date of drawdown. There was no outstanding balance at December 31, 2013. We were in compliance with the financial covenants relating to this facility as of March 31, 2014.

K-Sure Credit Facility

In February 2014, we entered into a $458.3 million senior secured term loan facility which consists of a $358.3 million tranche with a group of financial institutions that is being 95% covered by Korea Trade Insurance Corporation (the ‘K-Sure Tranche’) and a $100.0 million commercial tranche with a group of financial institutions led by DNB Bank SA (the “Commercial Tranche”). We refer to this credit facility as our K-Sure Credit Facility.

Drawdowns under the K-Sure Credit Facility may occur in connection with the delivery of certain of our newbuilding vessels as specified in the agreement. The amount of each drawdown shall not exceed the lesser of 60% of the newbuilding contract price and 74% of the fair market value of the relevant vessel. Drawdowns are available until the earlier of (i) the delivery date of the last vessel specified in the agreement to be acquired, (ii) September 30, 2015 and (iii) the date on which the total commitments under the loan are fully borrowed, cancelled or terminated.

Repayments will be made in equal consecutive six month repayment installments in accordance with a 15 year repayment profile under the Commercial Tranche and a 12 year repayment profile under the K-Sure Tranche. Repayments will commence in July 2015 for the K-Sure Tranche and six months after the delivery of the last vessel to be acquired for the Commercial Tranche. The Commercial Tranche matures on the sixth anniversary of the delivery date of the last vessel to be acquired and the K-Sure Tranche matures in January 2027 assuming the Commercial Tranche is refinanced through that date.

Borrowings under the K-Sure tranche bear interest at LIBOR plus an applicable margin of 2.25%. Borrowings under the Commercial Tranche bear interest at LIBOR plus an applicable margin of 3.25% from the effective date of the agreement to the fifth anniversary thereof and 3.75% thereafter until the maturity date in respect of the Commercial Tranche. A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of the credit facility.

In addition to restrictions imposed upon the owners of the vessels that are collateralized under this credit facility (such as, limitations on liens and limitations on the incurrence of additional indebtedness), our K-Sure Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•	Consolidated tangible net worth no less than $677.3 million plus (i) 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after October 1, 2013 and (ii) 50% of the value of any new equity issues occurring on or after October 1, 2013.

•	The ratio of EBITDA to net interest expense greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or 5% of total indebtedness.

•	The aggregate fair market value of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of loans under the credit facility.

As of March 31, 2014, there was no outstanding balance and we were in compliance with the financial covenants relating to this facility.

KEXIM Credit Facility

In February 2014, we executed a senior secured term loan facility with a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) and from the Export-Import Bank of Korea (“KEXIM”) for a total loan facility of $429.6 million. This facility includes commitments from KEXIM of up to $300.6 million (the “KEXIM Tranche”) and a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) of up to $129.0 million (the “Commercial Tranche”). We refer to this credit facility as our KEXIM Credit Facility.

Drawdowns under the KEXIM Credit Facility may occur in connection with the delivery of 18 of our newbuilding vessels as specified in the loan agreement. The amount of each drawdown shall not exceed the lesser of 60% of the newbuilding contract price and 74% of the fair market value of the relevant vessel. Drawdowns are available until the earlier of (i) the delivery date of the last vessel specified in the agreement to be acquired, (ii) March 31, 2015 and (iii) the date on which the total commitments under the loan are fully borrowed, cancelled or terminated.

Repayments will be made in equal consecutive semi-annual repayment installments in accordance with a 15 year repayment profile under the Commercial Tranche and a 12 year repayment profile under the KEXIM Tranche. Repayments will commence on the next semi-annual date falling after the weighted average delivery date of the vessels specified under the facility for the KEXIM Tranche and on the next semi-annual date falling after the final delivery date of the vessels specified under the facility for the Commercial Tranche.

The Commercial Tranche matures on the sixth anniversary of the delivery date of the last vessel specified under the loan and the KEXIM Tranche matures on the twelfth anniversary of the weighted average delivery date of the vessels specified under the loan assuming the Commercial Tranche is refinanced through that date.

Borrowings under the KEXIM tranche bear interest at LIBOR plus an applicable margin of 3.25%. Borrowings under the Commercial Tranche bear interest at LIBOR plus an applicable margin of 3.25% from the effective date of the agreement to the fifth anniversary thereof and 3.75% thereafter until the maturity date in respect of the Commercial Tranche. A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of the credit facility.

In addition to restrictions imposed upon the owners of the vessels that are collateralized under this credit facility (such as, limitations on liens and limitations on the incurrence of additional indebtedness), our KEXIM Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•	Consolidated tangible net worth no less than $677.3 million plus (i) 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after October 1, 2013 and (ii) 50% of the value of any new equity issues occurring on or after October 1, 2013.

•	The ratio of EBITDA to net interest expense greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or 5% of total indebtedness.

•	The aggregate fair market value of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of loans under the credit facility.

In addition to KEXIM’s commitment of up to $300.6 million, KEXIM has also provided an optional guarantee for a five year amortizing note of $125.3 million (the “KEXIM Guaranteed Note”) that may be issued by us at our discretion in 2014; the proceeds of which will be used to reduce the $300.6 million KEXIM Tranche.

As of March 31, 2014, there was no outstanding balance and we were in compliance with the financial covenants relating to this facility.

12.	Derivative financial instruments

Interest rate swaps

In March 2014, as a result of the sales of Noemi and Senatore and corresponding debt repayment, we reduced the notional amount on three interest rate swaps relating to the 2010 Revolving Credit Facility to $30.0 million from $51.0 million. As a result of the reduction, we made a repayment of $0.3 million to settle the liability outstanding as of the date of settlement and we recognized a realized gain on derivative financial instruments of $0.02 million on the statement of income.

The following table summarizes the fair value of our derivative financial instruments as of March 31, 2014 and 2013, which are included in the unaudited condensed consolidated balance sheet:

	As of
In thousands of U.S. dollars	March 31, 2014	December 31, 2013

Liabilities
Derivative financial instrument (interest rate swap - current)	(482)	(689)
Derivative financial instrument (interest rate swap - non-current )	(51)	(188)

Total liabilities	$(533)	$(877)

The following has been recorded as realized and unrealized gains or losses on our derivative financial instruments:

	Fair value adjustments
	Statement of income
In thousands of U.S. dollars	Realized gain	Unrealized gain/ (loss)	Recognized in equity
Interest rate swap	17	47	24

Total three months ended March 31, 2014	$17	$47	$24

Profit and loss agreements (1)	68	(32)	—
Interest rate swap	—	75	24

Total three months ended March 31, 2013	$68	$43	$24

(1)	Relates to earnings on profit or loss sharing agreements with a third party on (i) an LR1 vessel that was not owned or operated by us and (ii) FPMC P Eagle which was time chartered-in during 2013. Both of these agreements expired during 2013.

13.	Subsequent events

Delivery of Newbuilding Vessel

In April 2014, we took delivery of an MR tanker under our Newbuilding program, STI Meraux. After delivery, this vessel began a time charter for one year, which includes a profit sharing mechanism whereby earnings in excess of the base time charter rate will be split between the Company and charterer.

Vessels sales

In April 2014, we closed on the sale of Senatore.

In April 2014, we closed on the sale STI Spirit and repaid all amounts due under the STI Spirit Credit Facility of $21.4 million.

Time Chartered-in Vessels

In April 2014, we extended the time charter on an MR tanker that is currently time chartered-in. The term of the agreement is for one year at $14,850 per day beginning in May 2014. The Company has options to extend the charter for up to two consecutive one year periods at $15,200 per day and $16,200 per day, respectively.

In April 2014, we extended the time charter on an LR2 that is currently time chartered-in. The term of the agreement is for six months at $15,250 per day beginning in May 2014. The Company has an option to extend the charter for up to six months at $15,500 per day.

Dividend Declaration

On April 28, 2014, the board of directors declared a quarterly cash dividend of $0.09 per share, payable on June 12, 2014 to all shareholders as of May 27, 2014 (the record date).

Stock Buyback Program

In April 2014, we resumed our stock buyback program and repurchased 1,229,080 shares of common stock at an average price of $8.83 per share.

Furthermore, on April 28, 2014, the board of directors authorized a new stock buyback program with the authorization to purchase up to $100.0 million shares of common stock. The Company expects to repurchase these shares in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any shares.

Between July 2010 and the date of this report, the Company has purchased $18.9 million of shares in the open market at an average price of $7.80 and has authorization to purchase an additional $100 million of shares.

Dorian reverse stock split and initial public offering

In April 2014, Dorian affected a one for five reverse stock split, reducing our total number of shares held in Dorian to 12,814,748. Concurrently with this reverse stock split, Dorian issued 1,412,698 shares in a private placement to an investor that is unrelated to us. Accordingly, our ownership percentage in Dorian reduced from 26.5% at March 31, 2014 to 25.7% after giving effect to this private placement.

Furthermore, on April 28, 2014, Dorian launched its initial public offering of common shares on the New York Stock exchange. Dorian is offering 7,105,263 shares as part of this offering and has granted its underwriters the option to purchase up to an additional 1,065,789 shares to cover over-allotments, if any.

This offering has not closed as of the date of this report. Assuming the successful completion of this offering and subsequent over-allotment, our ownership percentage in Dorian will reduce to 22.1%. No gain or loss will be recorded as a result of these transactions.

SCORPIO TANKERS INC.